SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Portugal Telecom

Table of Contents

01	Financial highlights	4
02	Operating highlights	7
03	Consolidated income statement	10
04	Capex	18
05	Cash flow	19
06	Consolidated balance sheet	21
07	Employees	28
08	Wireline	29
09	Domestic mobile	34
10	Brazilian mobile	36
11	Multimedia	38
12	Other international investments	41
13	Fourth quarter key events and recent developments	42
14	Major holdings	44
15	Basis of presentation	45

Portugal Telecom | Full Year _ 2005	2 / 49

Full Year _ 2005
Earnings Release

Lisbon, Portugal, 6 March 2006

Portugal Telecom announced today its full year results for the year ended 31 December 2005. Net income amounted to Euro 293 million in the fourth quarter of 2005, equivalent to an increase of 448.4% over the same period of last year. EBITDA minus Capex totalled Euro 349 million, an increase of 72.4% over the same period of last year.

In 2005, consolidated operating revenues amounted to Euro 6,385 million. EBITDA reached Euro 2,496 million, equivalent to a margin of 39.1% . EBITDA minus Capex reached Euro 1,552 million. Net income for the year amounted to Euro 654 million. Net debt reached Euro 3,672 million at the end of December 2005, which includes an extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations.

PT’s Board of Directors has approved the submission for shareholder’s approval, at the next AGM, the payment of a cash dividend of Euro 0.475 per share for the fiscal year 2005, subject to market conditions and PT’s financial condition at the time. The dividend of Euro 0.475 for the fiscal year 2005 represents an increase of 35.7% over the previous year.

PT’s financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005. Financial information for prior periods has been restated in accordance with IFRS for comparative purposes.

Table 1 _ Consolidated Financial Highlights						Euro million
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Operating revenues	1,715.4	1,557.0	10.2%	4.5%	6,385.4	5,967.4	7.0%
Operating costs, excluding D&A	1,005.1	999.7	0.5%	(2.7%)	3,889.8	3,604.4	7.9%
EBITDA (1)	710.3	557.3	27.4%	16.8%	2,495.6	2,362.9	5.6%
Income from operations	409.6	317.6	29.0%	19.4%	1,436.0	1,428.0	0.6%
Net income	293.4	53.5	448.4%	280.7%	654.0	623.2	4.9%
Capex	361.1	354.8	1.8%	68.9%	943.1	761.2	23.9%
Capex as % of revenues (%)	21.1	22.8	(1.7pp)	8.0pp	14.8	12.8	2.0pp
EBITDA minus Capex	349.1	202.5	72.4%	(11.4%)	1,552.5	1,601.8	(3.1%)
Net debt	3,672.5	3,573.2	2.8%	(6.4%)	3,672.5	3,573.2	2.8%

EBITDA margin (2) (%)	41.4	35.8	5.6pp	4.4pp	39.1	39.6	(0.5pp)
Net debt / EBITDA (x)	1.3	1.6	(0.3x)	(0.3x)	1.5	1.5	(0.0x)
EBITDA / net interest (x)	10.2	9.5	0.7x	1.7x	9.7	11.5	(1.8x)

(1) EBITDA = Income from operations + depreciation and amortisation. (2) EBITDA margin = EBITDA / operating revenues.

Portugal Telecom | Full Year _ 2005	3 / 49

01
Financial Highlights

Operating revenues increased by 7.0% y.o.y in 2005 to Euro 6,385 million, underpinned by Vivo and PTM.

Operating revenues of the domestic businesses (wireline, TMN and PT Multimedia) decreased by 1.7% y.o.y in 2005, with the increase of Euro 30 million in PTM offsetting the decline in TMN and wireline revenues totalling Euro 101 million.

Domestic retail revenues (wireline, Pay-TV and broadband) decreased by 1.8% y.o.y to Euro 1,808 million in 2005, with the growth in broadband and Pay-TV revenues being offset by the fall in wireline traffic revenues, which were negatively impacted by traffic volume declines and lower interconnection rates. Adjusting for the reduction in F2M interconnection rates, domestic retail revenues would have decreased by only 0.6% in 2005.

Wireline net retail revenues, calculated as wireline retail revenues less corresponding telecom costs, remained stable in 2005 at Euro 1,147 million, as a result of the aggressive rollout of ADSL and new pricing plans that compensated for the drop in traffic revenues.

EBITDA reached Euro 2,496 million in 2005, an increase of 5.6% y.o.y, equivalent to an EBITDA margin of 39.1%, underpinned by the wireline division and PTM.

EBITDA of the domestic businesses increased by 5.5% y.o.y in 2005, as a result of the increase in wireline and PTM, which offset the reduction in TMN’s EBITDA. The wireline EBITDA performance, in addition to opex containment, also benefited from a significant reduction in post retirement benefits costs in 2005.

Post retirement benefits costs (PRBs) were negative by Euro 22 million in 2005, as a result of prior years service gains in the amount of Euro 137 million, including Euro 110 million related to a change in the retirement age for pensioners in Portugal that was ratified in December 2005. Following the adoption of IFRS and in accordance with an amendment to IAS 19 which became effective in November 2005, PT decided to change the accounting policy regarding the treatment of actuarial gains and losses, which are now recognised directly in shareholders’ equity. Previously, actuarial gains and losses were deferred and amortised in the income statement, under the caption PRBs, during the average working life of active employees. As a result, PRBs no longer include the amortization of net actuarial losses, which had been estimated to be Euro 55 million in 2005.

Income from operations increased by 0.6% y.o.y in 2005 to Euro 1,436 million, equivalent to a margin of 22.5%, notwithstanding the higher amortisation of intangibles related to the allocation of goodwill resulting from the tender offers of Vivo’s subsidiaries in 2004.

Net income totalled Euro 654 million in 2005, an increase of 4.9% y.o.y, underpinned by the positive impact of the gain of Euro 174 million related to the disposal of an investment in UOL, notwithstanding the increase in workforce reduction costs to Euro 314 million.

Capex increased by 23.9% y.o.y in 2005 to Euro 943 million, equivalent to 14.8% of operating revenues, as a result of higher spend on broadband and 3G in Portugal, the investment in two transponders in the Pay-TV business, and 1xRTT and CDMA overlay investments in Vivo.

Portugal Telecom | Full Year _ 2005	4 / 49

EBITDA minus Capex decreased by 3.1% y.o.y to Euro 1,552 million in 2005, equivalent to 24.3% of operating revenues. Approximately 95% of PT’s EBITDA minus Capex was generated by its domestic businesses (wireline, TMN and PTM).

Free cash flow increased to Euro 1,024 million in 2005 from Euro 862 million in the previous year, primarily as a result of the increase in cash inflows from disposals of subsidiaries and a reduction in the cash outflows related to acquisition of financial investments (including Euro 231 million related to Vivo in 2004), which offset the decrease in operating free cash flow. The calculation of free cash flow is set forth in section 5 below.

Net debt amounted to Euro 3,672 million at the end 2005, an increase of Euro 99 million from the end of 2004, primarily due to the Euro 300 million extraordinary contribution to fund post retirement healthcare obligations, and the Euro 126 million currency translation effect of Real denominated debt.

PT issued Euro 2 billion of Eurobonds in 2005, Euro 1.5 billion on 24 March 2005, with maturities of 7 years (Euro 1 billion) and 12 years (Euro 500 million), and a further Euro 500 million on 16 June 2005, with a 20 year maturity, as part of its balance sheet refinancing. In February 2005, PT had also drawn down Euro 250 million from two 10 year loans entered into with the European Investment Bank. In addition, the maturity of certain stand-by facilities totalling Euro 750 million was extended by two years. PT’s cost of debt (excluding Brazilian debt) was 4.7% and PT’s net debt maturity (excluding Brazilian debt) increased to 10.2 years. Considering Brazilian debt, PT’s consolidated cost of debt was 6.6%, with the consolidated net debt maturity being extended to 9.2 years.

Unfunded post retirement obligations amounted to Euro 2,634 million at the end of 2005, an increase of Euro 314 million from the end of 2004, primarily due to the impact of Euro 693 million from the change in actuarial assumptions, namely the discount rate, which offset the Euro 300 million extraordinary contribution to fund post retirement obligations. Following the change in the accounting policy regarding the recognition of actuarial gains and losses described above, PT’s balance sheet now presents an accrued post retirement liability equivalent to the value of the unfunded obligations.

Disposals of financial investments during 2005 generated cash inflows of Euro 328 million, namely Euro 174 million from the sale of Lusomundo Serviços (which holds 80.91% of Lusomundo Media) to Olivedesportos, R$ 261 million from the sale of PrimeSys to Embratel, and R$ 201 million from the sale of a 16% stake in UOL in the IPO executed in December.

Net exposure to Brazil amounted to R$ 7,678 million, or Euro 2,798 million at the Euro/Real exchange rate prevailing at year-end 2005. As at 31 December 2005, assets denominated in Reais in PT’s consolidated balance sheet represented approximately 32% of total assets and PT’s share of Vivo’s net debt amounted to Euro 609 million.

Pursuant to the 10% share buyback programme, PT reduced its share capital from Euro 1,166,485,050 to Euro 1,128,856,500 on 21 December 2005. The number of treasury shares cancelled was equivalent to 3.0% of the initial share capital prior to the 7.0% cancellation in December 2004, thus completing the 10% share buyback announced in September 2003.

Portugal Telecom | Full Year _ 2005	5 / 49

On 6 March 2006, PT’s Board of Directors approved the submission for shareholders’ approval at the next AGM the payment of a cash dividend of Euro 0.475 per share for the fiscal year 2005, subject to market conditions and PT’s financial condition at that time. The dividend of Euro 0.475 per share for fiscal year 2005 represents an increase of 35.7% over the previous year. PT’s Board of Directors also reiterated its commitment to a progressive dividend policy.

As at 6 March 2006, PT had contracted equity swaps to acquire PT shares, equivalent to 1.83% of its share capital. PT had contracted these equity swaps as part of its ongoing share buyback programme, halted as a result of the tender offer launched by Sonaecom on 6 February 2006.

Management believes that PT should continue to provide an attractive growth profile for its businesses and superior returns to its shareholders. PT’s strategy will include: offering nationwide triple play services across all networks; the introduction of flat pricing for fixed voice and convergent fixed-mobile offers, as well as the monetisation of its network aimed at providing capex synergies and transparent access for all competitors, in exchange for regulatory relief. Through a combination of top line growth and an optimisation of costs and capex, EBITDA should increase by 3% to 5% (CAGR) over the next three years and cumulative operating cash flow (defined as EBITDA minus Capex) should amount to Euro 5.0 -5.5 billion over the period.

Portugal Telecom | Full Year _ 2005	6 / 49

02
Operating Highlights

Table 2 _ Key Performance Indicators
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Customer base ('000)
Wireline	4,478	4,377	2.3%	0.2%	4,478	4,377	2.3%
Mobile	35,117	31,596	11.1%	3.1%	35,117	31,596	11.1%
Pay-TV (1)	1,479	1,449	2.1%	(0.4%)	1,479	1,449	2.1%
Broadband (ADSL retail + cable)	933	687	35.9%	5.0%	933	687	35.9%

Wireline
Main lines ('000)	4,478	4,377	2.3%	0.2%	4,478	4,377	2.3%
PSTN/ISDN	3,769	3,948	(4.5%)	(1.7%)	3,769	3,948	(4.5%)
Carrier pre-selection	575	485	18.5%	3.0%	575	485	18.5%
ADSL retail	585	382	53.4%	6.9%	585	382	53.4%
ADSL wholesale	51	39	33.3%	8.3%	51	39	33.3%
Unbundled local loops	72	9	n.m.	67.0%	72	9	n.m.
Net additions ('000)	7	65	(88.6%)	(71.1%)	101	151	(33.3%)
PSTN/ISDN	(63)	(11)	n.m.	64.5%	(179)	(88)	102.7%
Carrier pre-selection	17	5	219.8%	(10.0%)	90	47	93.2%
ADSL retail	38	70	(45.6%)	(19.4%)	204	221	(7.8%)
ADSL wholesale	4	4	(1.2%)	108.3%	13	11	13.3%
Unbundled local loops	29	2	n.m.	88.9%	63	7	n.m.
Pricing plans ('000)	1,795	947	89.4%	27.5%	1,795	947	89.4%
Total traffic (million of minutes)	3,641	3,961	(8.1%)	1.4%	14,818	16,478	(10.1%)
ARPU (Euro)	32.5	34.9	(6.9%)	(6.6%)	33.8	34.8	(2.9%)

Domestic mobile • TMN
Customers ('000)	5,312	5,053	5.1%	1.9%	5,312	5,053	5.1%
Net additions ('000)	97	113	(13.6%)	(9.3%)	259	167	55.2%
MOU (minutes)	123	120	2.3%	(1.8%)	122	121	0.5%
ARPU (Euro)	22.2	24.4	(8.9%)	(5.2%)	22.8	24.5	(6.8%)
Data as % of service revenues (%)	13.6	11.3	2.3pp	1.9pp	11.8	10.0	1.9pp
CCPU (2) (Euro)	11.4	11.9	(4.1%)	(5.5%)	11.6	11.4	1.4%
ARPU minus CCPU (Euro)	10.8	12.5	(13.5%)	(4.8%)	11.2	13.1	(14.0%)

Brazilian mobile • Vivo
Customers ('000)	29,805	26,543	12.3%	3.3%	29,805	26,543	12.3%
Net additions ('000)	964	1,898	(49.2%)	144.4%	3,262	5,887	(44.6%)
MOU (minutes)	74	87	(14.3%)	(2.9%)	78	89	(12.6%)
ARPU (R$)	29.0	31.5	(8.0%)	2.5%	28.7	32.8	(12.6%)
Data as % of service revenues (%)	6.2	4.8	1.4pp	(0.0pp)	6.0	4.2	1.8pp
CCPU (2) (R$)	17.4	18.6	(6.5%)	4.1%	17.3	18.5	(6.2%)
ARPU minus CCPU (R$)	11.5	12.8	(10.1%)	0.2%	11.3	14.3	(20.8%)

Multimedia • PT Multimedia (1)
Homes passed ('000)	2,666	2,551	4.5%	1.5%	2,666	2,551	4.5%
Bi-directional ('000)	2,547	2,418	5.3%	1.7%	2,547	2,418	5.3%
Pay-TV customers ('000)	1,479	1,449	2.1%	(0.4%)	1,479	1,449	2.1%
Pay-TV net additions ('000)	(6)	10	n.m.	n.m.	30	54	(43.8%)
Cable broadband accesses ('000)	348	305	14.1%	2.0%	348	305	14.1%
Cable broadband net additions ('000)	7	21	(67.9%)	(24.3%)	43	75	(42.7%)
Pay-TV blended ARPU (Euro)	27.5	25.9	6.1%	(2.9%)	27.6	25.4	8.5%

(1) As a result of a database cleanup in the second quarter of 2005, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 2Q05, 1Q05 and 4Q04 was 1,465 thousand, 1,456 thousand and 1,449 thousand respectively. The adjusted number of cable broadband customers at the end of 2Q05, 1Q05 and 4Q04 was 333 thousand, 319 thousand and 305 thousand, respectively. (2) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation and sales of equipment per user.

Portugal Telecom | Full Year _ 2005	7 / 49

Customers

>	Wireline main lines increased by 2.3% y.o.y in the fourth quarter of 2005 to 4,478 thousand, on the back of strong growth in ADSL and unbundled local loops.

>	Mobile customers increased by 1,061 thousand in the fourth quarter of 2005 to 35,117 thousand.

>	Pay-TV customers totalled 1,479 thousand at the end of 2005, accounting for approximately 42% of the TV households in Portugal.

>
Retail broadband customers reached 933 thousand in the fourth quarter of 2005, equivalent to a penetration of 21.8% of access lines (PSTN/ISDN, excluding carrier pre-selection, and cable). Retail broadband net additions were 45 thousand in the fourth quarter of 2005.

Wireline

>
Total main lines increased by 2.3% y.o.y in the fourth quarter of 2005 to 4,478 thousand, of which 3,769 thousand were PSTN/ISDN, 585 thousand were ADSL retail, 51 thousand were ADSL wholesale and 72 thousand were ULL.

>
The number of pricing plans increased by 387 thousand in the fourth quarter of 2005 to 1,795 thousand. In the fourth quarter of 2005, PT introduced new flat rate pricing plans for various time slots during the day, including a monthly flat rate for fixed-to-fixed on-net calls.

>
In the fourth quarter of 2005, total traffic fell by 8.1% y.o.y. Retail traffic fell by 12.8% y.o.y, primarily as a result of continued fixed-to- mobile substitution and rising competition, while wholesale traffic fell by 4.2% y.o.y, mainly due to the migration of narrowband Internet to broadband.

>	Total ARPU decreased by 6.9% y.o.y in the fourth quarter of 2005 to Euro 32.5. Subscription and voice ARPU decreased by 9.9% y.o.y to Euro 27.9, as a result of declining traffic revenues, whilst data ARPU increased by 16.4% y.o.y to Euro 4.6, representing already 14.0% of total ARPU in the fourth quarter of 2005.

Domestic Mobile

>
Net additions totalled 97 thousand in the fourth quarter of 2005, reflecting the success of the aggressive 3G rollout and the launch of the low cost brand. At the end of December 2005, TMN had 5,312 thousand customers, an increase of 5.1% over the same period of last year. Postpaid customers represented approximately 51% of net additions in the fourth quarter of 2005, which compares with 18% in the third quarter of 2005.

>
Data services accounted for 13.6% of service revenues in the fourth quarter of 2005, an improvement of 2.3pp over the fourth quarter of 2004, underpinned by the growth in non-SMS data revenues, which increased by 74.2% y.o.y and already accounted for 21.0% of total data revenues.

>	Minutes of usage (MOU) increased by 2.4% y.o.y in the fourth quarter of 2005, reaching 123 minutes, as a result of campaigns aimed at stimulating usage.

Portugal Telecom | Full Year _ 2005	8 / 49

>
ARPU in the fourth quarter of 2005 decreased by 8.7% y.o.y to Euro 22.2, primarily as a result of the 10.8% y.o.y decrease in ARPM, reflecting the reduction in interconnection rates throughout the year. Adjusting for the reduction in interconnection rates, ARPU would have decreased by 2.2% y.o.y.

Brazilian Mobile

>
Net additions reached 964 thousand in the fourth quarter of 2005. At the end of December 2005, Vivo had 29,805 thousand customers, an increase of 12.3% y.o.y. Vivo’s market share at the end of December 2005 was 44.4% in its areas of operation and 34.5% in the whole of Brazil.

>	Data revenues represented 6.2% of total service revenues in the fourth quarter of 2005, with approximately 41% of data revenues already being generated by non-SMS data services.

>
MOU dropped by 14.3% y.o.y in the fourth quarter of 2005 to 74 minutes, primarily due to the negative evolution of incoming traffic, with incoming MOU falling by approximately 16% y.o.y. Postpaid MOU increased by 2.7% y.o.y, reflecting the strong growth of outgoing traffic.

>
ARPU decreased by 8.0% y.o.y in the fourth quarter of 2005 to R$ 29.0, primarily as a result of the decrease in incoming traffic. Postpaid ARPU grew by 6.7% y.o.y, driven by the increase in outgoing traffic.

Multimedia

>
Pay-TV customers totalled 1,479 thousand at the end of 2005, with the net disconnections of 6 thousand in the fourth quarter of 2005, reflecting customer disconnections at the end of the year related to a cleanup of databases, post migration to new systems after over 10 years of operation. At the end of 2005, cable and DTH customers totalled 1,090 thousand and 389 thousand respectively.

>	Pay-TV blended ARPU in the fourth quarter of 2005 increased by 6.1% y.o.y to Euro 27.5, reflecting higher penetration of broadband services and the digital package.

>
Broadband cable customers reached 348 thousand at the end of 2005, an increase of 14.1% y.o.y, with net additions of 7 thousand in the fourth quarter of 2005. Broadband penetration rate of cable customers reached 32.0%, increasing by 3.3pp y.o.y in the fourth quarter of 2005.

Portugal Telecom | Full Year _ 2005	9 / 49

03
Consolidated Income Statement

Table 3 _ Consolidated Income Statement (1)						Euro million
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Operating revenues	1,715.4	1,557.0	10.2%	4.5%	6,385.4	5,967.4	7.0%
Wireline	500.6	534.9	(6.4%)	(2.8%)	2,050.4	2,144.8	(4.4%)
Domestic mobile • TMN	374.3	382.1	(2.0%)	(3.1%)	1,455.4	1,462.4	(0.5%)
Brazilian mobile • Vivo (1)	620.0	436.8	41.9%	19.1%	2,036.9	1,599.1	27.4%
Multimedia • PT Multimedia	157.5	161.2	(2.3%)	(1.7%)	627.4	597.9	4.9%
Other	62.9	42.1	49.4%	5.7%	215.2	163.2	31.9%

Operating costs, excluding D&A	1,005.1	999.7	0.5%	(2.7%)	3,889.8	3,604.4	7.9%
Wages and salaries	169.4	161.8	4.7%	5.3%	667.3	631.8	5.6%
Post retirement benefits	(88.6)	(25.7)	244.6%	n.m.	(21.6)	58.8	n.m.
Direct costs	233.3	217.8	7.1%	6.0%	881.2	852.0	3.4%
Costs of telecommunications	150.3	142.2	5.7%	7.8%	561.6	553.3	1.5%
Programming costs	35.9	32.9	9.2%	2.8%	139.6	126.9	10.0%
Directories	19.9	21.4	(6.7%)	(1.0%)	81.7	86.9	(6.0%)
Other	27.1	21.3	27.3%	6.5%	98.3	85.0	15.7%
Costs of products sold	185.1	200.8	(7.8%)	8.8%	652.3	595.8	9.5%
Marketing and publicity	62.0	45.1	37.6%	44.0%	184.4	159.8	15.4%
Support services	71.6	63.5	12.8%	18.0%	230.2	203.8	12.9%
Maintenance and repairs	38.9	35.4	9.9%	(3.2%)	157.2	141.7	10.9%
Supplies and external expenses	212.9	179.4	18.6%	11.7%	760.4	643.5	18.2%
Provisions	76.4	77.9	(1.9%)	39.0%	171.5	168.8	1.6%
Taxes other than income taxes	46.2	27.4	68.3%	6.3%	166.0	123.2	34.7%
Other operating costs	(2.2)	16.2	n.m.	n.m.	40.9	25.2	62.4%

EBITDA	710.3	557.3	27.4%	16.8%	2,495.6	2,362.9	5.6%
Depreciation and amortisation	300.6	239.7	25.4%	13.5%	1,059.6	934.9	13.3%
Income from operations	409.6	317.6	29.0%	19.4%	1,436.0	1,428.0	0.6%

Other expenses (income)	83.6	210.3	(60.2%)	(44.4%)	333.1	286.4	16.3%
Goodwill Impairment	0.0	28.0	n.m.	n.m.	0.0	28.0	n.m.
Work force reduction programme costs	76.9	118.9	(35.3%)	(47.6%)	314.3	165.6	89.8%
Losses (gains) on disposal of fixed assets	1.1	7.2	(84.8%)	n.m.	1.2	9.2	(87.2%)
Other non-recurring costs	5.6	56.2	(90.0%)	47.4%	17.7	83.6	(78.9%)
Income before financ. & inc. taxes	326.0	107.3	203.9%	69.2%	1,102.9	1,141.6	(3.4%)

Financial expenses (income)	(118.5)	102.5	n.m.	n.m.	51.3	232.5	(77.9%)
Net interest expenses	69.6	58.6	18.6%	(3.1%)	257.6	204.9	25.7%
Net foreign currency losses (gains)	5.9	17.6	(66.5%)	n.m.	(41.3)	4.5	n.m.
Net losses (gains) on financial assets	(26.4)	20.1	n.m.	n.m.	8.8	(11.6)	n.m.
Equity in losses (earnings) of affiliates	(188.1)	(11.4)	n.m.	n.m.	(238.2)	(20.9)	n.m.
Other financial expenses	20.4	17.6	16.4%	57.9%	64.5	55.6	15.9%

Income before income taxes	444.5	4.8	n.m.	248.0%	1,051.6	909.1	15.7%
Provision for income taxes	(139.3)	79.9	n.m.	134.6%	(384.3)	(210.0)	83.0%

Income from continued operations	305.2	84.7	260.3%	n.m.	667.2	699.1	(4.6%)
Income from discontinued operations	(15.7)	(0.1)	n.m.	n.m.	21.7	26.1	(16.6%)
Income applicable to minority interests	4.0	(31.1)	n.m.	n.m.	(35.0)	(102.0)	(65.7%)
Consolidated net income	293.4	53.5	448.4%	280.7%	654.0	623.2	4.9%

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

Portugal Telecom | Full Year _ 2005	10 / 49

Consolidated Operating Revenues

Table 4 _ Consolidated Operating Revenues - Contribution by Segment (1)						Euro million
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Wireline	500.6	534.9	(6.4%)	(2.8%)	2,050.4	2,144.8	(4.4%)
Domestic mobile • TMN	374.3	382.1	(2.0%)	(3.1%)	1,455.4	1,462.4	(0.5%)
Brazilian mobile • Vivo (1)	620.0	436.8	41.9%	19.1%	2,036.9	1,599.1	27.4%
Multimedia • PT Multimedia	157.5	161.2	(2.3%)	(1.7%)	627.4	597.9	4.9%
Other	62.9	42.1	49.4%	5.7%	215.2	163.2	31.9%

Total operating revenues	1,715.4	1,557.0	10.2%	4.5%	6,385.4	5,967.4	7.0%

Domestic retail revenues	427.7	468.3	(8.7%)	(7.1%)	1,807.8	1,841.7	(1.8%)
Wireline	314.9	344.8	(8.7%)	(5.1%)	1,315.7	1,374.0	(4.2%)
Pay-TV and cable internet	112.8	123.5	(8.7%)	(12.3%)	492.1	467.8	5.2%

Average Revenue per Household (ARPH)	39.1	42.8	(8.7%)	(7.1%)	41.3	42.0	(1.8%)

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

Consolidated operating revenues increased by 7.0% y.o.y in 2005 to Euro 6,385 million, reflecting the higher contribution from Vivo, primarily due to the appreciation of the Real during the period, PTM and other businesses. On a constant currency basis, consolidated operating revenues would have increased by 1.2% y.o.y in 2005.

In 2005, domestic retail revenues (wireline + Pay-TV) decreased by 1.8% y.o.y to Euro 1,808 million, with the average revenue per household (ARPH) amounting to Euro 41.3 per month. Adjusting for the negative impact of the reduction in fixed-to-mobile interconnection rates, domestic retail revenues would have decreased by 0.6% y.o.y in 2005. The aggressive rollout of broadband services and video products continued to steadily change the mix of the ARPH. In 2005, data and video revenues represented 13.6% and 22.0% of ARPH respectively, increasing their contribution to ARPH by 4.8pp y.o.y. Wireline net retail revenues, calculated as wireline retail revenues less corresponding telecom costs, remained stable in 2005, reflecting the successful rollout of ADSL and new pricing plans that compensated for the decrease in traffic revenues.

The contribution to consolidated operating revenues from the mobile businesses rose by 3.4pp y.o.y to 54.7% in 2005, despite the strong reduction in interconnection rates in Portugal. F2M and M2M interconnection rates registered an average annual reduction of 26% and 23% respectively, with both reaching Euro 0.13 per minute in October 2005. Interconnection rates will continue to fall by Euro 0.50 cents per quarter until they reach Euro 0.11 per minute in October 2006. The impact of lower interconnection rates on TMN’s revenues in the fourth quarter and full year of 2005 amounted to Euro 26 million and Euro 82 million respectively. Vivo represented 31.9% of consolidated operating revenues in 2005, an increase of 5.1pp over 2004, primarily as a result of the 19.6% y.o.y appreciation of the Real against the Euro during the year.

In 2005, operating revenues from other businesses increased by Euro 52 million to Euro 215 million, as a result of the increase in external revenues posted by Mobitel (call centre company in Brazil), PT Inovação (R&D consultancy) and PT Contact (call centres in Portugal). The appreciation of the Real against the Euro during the period also had a positive impact on the operating revenues of Mobitel. On a constant currency

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basis, operating revenues from other businesses would have increased by 25.7% y.o.y to Euro 204 million in 2005.

Table 5 _ Consolidated Operating Revenues – Standalone Revenues by Segment (1)						Euro million
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Wireline	540.0	575.1	(6.1%)	(3.2%)	2,213.6	2,305.2	(4.0%)
Domestic mobile • TMN	397.5	415.2	(4.3%)	(3.4%)	1,557.1	1,606.3	(3.1%)
Brazilian mobile • Vivo (1)	620.0	436.8	41.9%	19.1%	2,036.9	1,599.1	27.4%
Multimedia • PT Multimedia	157.8	161.6	(2.3%)	(1.7%)	628.5	598.8	5.0%
Other and eliminations	0.1	(31.6)	n.m.	n.m.	(50.6)	(142.0)	(64.4%)

Total operating revenues	1,715.4	1,557.0	10.2%	4.5%	6,385.4	5,967.4	7.0%

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

The difference in the growth rates of the standalone revenues and the contribution to consolidated revenues of the domestic mobile business is related to the decline in fixed-to-mobile interconnection rates during the period in analysis.

EBITDA

Table 6 _ EBITDA by Business Segment (1)							Euro million
	4Q05	4Q04	y.o.y	Margin	2005	2004	y.o.y	Margin

Wireline	360.0	234.7	53.4%	66.7	1,129.3	969.0	16.5%	51.0
Domestic mobile • TMN	166.5	183.0	(9.0%)	41.9	673.5	746.9	(9.8%)	43.3
Brazilian mobile • Vivo (1)	124.1	114.4	8.5%	20.0	507.4	499.0	1.7%	24.9
Multimedia • PT Multimedia	51.5	47.1	9.4%	32.6	195.3	178.8	9.2%	31.1
Other	8.1	(21.8)	n.m.	n.m.	(9.9)	(30.8)	(67.8%)	n.m.

Total EBITDA	710.3	557.3	27.4%	41.4	2,495.6	2,362.9	5.6%	39.1
EBITDA margin (%)	41.4	35.8	5.6pp		39.1	39.6	(0.5pp)

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

EBITDA increased by 5.6% y.o.y in 2005 to Euro 2,496 million, equivalent to an EBITDA margin of 39.1%, primarily as a result of the increase in the contribution of the wireline and multimedia businesses, which was partially offset by the reduction in TMN’s EBITDA, resulting mainly from the interconnection rate cuts and the aggressive 3G rollout. The increase in EBITDA of the wireline business is primarily explained by the increase in prior years service gains in post retirement benefits (Euro 137 million in 2005, as compared to Euro 67 million in 2004), and by the Euro 23 million receivable from Angola Telecom that was fully provided for in previous years.

In 2005, the contribution of the wireline business to consolidated EBITDA increased by 4.2pp y.o.y to 45.3% . PTM’s contribution to consolidated EBITDA improved by 0.3pp y.o.y to 7.8% in 2005, underpinned by top line growth and margin improvement in the period.

The contribution to consolidated EBITDA from the mobile businesses decreased by 5.4pp y.o.y to 47.3% in 2005, primarily as a result of the decrease in TMN’s EBITDA. The impact of lower interconnection rates on

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TMN’s EBITDA amounted to Euro 14 million and Euro 48 million in the fourth quarter and full year of 2005 respectively. Adjusting for the negative impact of lower F2M rates, TMN’s EBITDA would have decreased by 3.4% y.o.y in 2005, as a result of the investment made in the aggressive rollout of 3G. The reduction in Vivo’s EBITDA in 2005, on a constant currency basis, was driven mainly by increased competitive pressures and higher provisions related to traffic not attributable to customers.

Consolidated Operating Costs

Table 7 _ Consolidated Operating Costs (1)							Euro million
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y	% Rev.

Wages and salaries	169.4	161.8	4.7%	5.3%	667.3	631.8	5.6%	10.5
Post retirement benefits	(88.6)	(25.7)	244.6%	n.m.	(21.6)	58.8	n.m.	n.m.
Direct costs	233.3	217.8	7.1%	6.0%	881.2	852.0	3.4%	13.8
Telecommunication costs	150.3	142.2	5.7%	7.8%	561.6	553.3	1.5%	8.8
Programming costs	35.9	32.9	9.2%	2.8%	139.6	126.9	10.0%	2.2
Directories	19.9	21.4	(6.7%)	(1.0%)	81.7	86.9	(6.0%)	1.3
Other	27.1	21.3	27.3%	6.5%	98.3	85.0	15.7%	1.5
Costs of products sold	185.1	200.8	(7.8%)	8.8%	652.3	595.8	9.5%	10.2
Marketing and publicity	62.0	45.1	37.6%	44.0%	184.4	159.8	15.4%	2.9
Support services	71.6	63.5	12.8%	18.0%	230.2	203.8	12.9%	3.6
Supplies and external expenses	212.9	179.4	18.6%	11.7%	760.4	643.5	18.2%	11.9
Provisions	76.4	77.9	(1.9%)	39.0%	171.5	168.8	1.6%	2.7
Taxes other than income taxes	46.2	27.4	68.3%	6.3%	166.0	123.2	34.7%	2.6
Other operating costs	36.7	51.6	(28.9%)	(45.5%)	198.1	166.9	18.7%	3.1

Operating costs, excluding D&A	1,005.1	999.7	0.5%	(2.7%)	3,889.8	3,604.4	7.9%	60.9

Depreciation and amortisation	300.6	239.7	25.4%	13.5%	1,059.6	934.9	13.3%	16.6

Total operating costs	1,305.8	1,239.5	5.3%	0.6%	4,949.4	4,539.4	9.0%	77.5

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

Consolidated operating costs amounted to Euro 4,949 million in 2005, an increase of 9.0% y.o.y, in part as a result of the appreciation of the Real against the Euro and higher commercial activity across all businesses. On a constant currency basis, operating costs would have increased by 1.8% y.o.y in 2005.

Wages and salaries increased by 5.6% y.o.y in 2005 to Euro 667 million and represented 10.5% of consolidated operating revenues. On a constant currency basis, wages and salaries would have increased by 1.1% y.o.y, with the 3.3% y.o.y decline in wireline being offset primarily by Mobitel, the call centre business in Brazil, which posted 72.9% y.o.y increase in wages and salaries in local currency, due to the incorporation of 5,460 additional employees.

Post retirement benefit costs (PRBs) were negative Euro 22 million in 2005, as a result of prior years service gains recorded during the year totalling Euro 137 million and related to: (1) the change in the retirement age in Portugal (Euro 110 million), and (2) from further changes in the method of calculating the pension of an employee upon retirement, which is now computed based on the average of the last three years of salary instead of the last year of salary (Euro 27 million). In 2004, there was also a prior years service gain (Euro 67 million) related to the computation of pensions, from 100% to 90% of the salary of the last year

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prior to retirement. Adjusting for these one-off effects, PRBs in 2005 would have reached Euro 115 million, as compared to Euro 126 million in 2004, as a result of the Euro 12 million decrease in the net interest cost due to the combined effect of the contributions made to the funds and the increase in post retirement obligations (PBO) resulting from further workforce reductions.

Direct costs increased by 3.4% y.o.y to Euro 881 million in 2005. This cost item represented 13.8% of consolidated operating revenues. Telecommunications costs, which are the main component of direct costs, increased by 1.5% to Euro 562 million in 2005, with lower wireline traffic volumes and lower M2M interconnection rates in Portugal being offset by higher telecommunications costs in Vivo, in part as a result of the appreciation the Real against the Euro (Euro 37 million). In local currency, Vivo’s telecommunications costs increased by 26.5% y.o.y as a result of higher traffic volumes, primarily related to domestic roaming. Telecommunications costs accounted for 8.8% of consolidated operating revenues. Programming costs increased by 10.0% y.o.y to Euro 140 million, primarily as a result of the launch of the digital offer in the Pay-TV business, aimed at enhancing ARPU through the promotion of analogue-to-digital migration.

Costs of products sold increased by 9.5% y.o.y in 2005 to Euro 652 million, primarily due to the appreciation of the Real against the Euro (Euro 70 million) and to higher commercial activity at TMN. On a constant currency basis, costs of products sold would have decreased by 2.2% y.o.y in the period.

Marketing and publicity costs increased by 15.4% y.o.y in 2005 to Euro 184 million, reflecting higher marketing spend and promotional activities in TMN and Vivo. On a constant currency basis, marketing and publicity costs would have increased by 6.3% y.o.y in the period.

Support services costs rose by 12.9% y.o.y in 2005 to Euro 230 million, mainly due to an increase in wireline and Vivo, as a result of the outsourcing of certain additional functions and higher call centre costs related to increased commercial activity. On a constant currency basis, support services costs would have increased by 5.1% y.o.y in the period. This cost item represented 3.6% of consolidated operating revenues.

Supplies and external expenses increased by 18.2% y.o.y in 2005 to Euro 760 million, primarily as a result of the increase in commissions in TMN and Vivo, due to increased commercial activity. On a constant currency basis, supplies and external expenses would have increased by 10.8% y.o.y in the period. Supplies and external expenses accounted for 11.9% of consolidated operating revenues.

Provisions increased by 1.6% y.o.y in 2005 to Euro 171 million. The increase in this caption is primarily related to an increase of Euro 93 million in Vivo’s contribution to this consolidated cost item, as a result of the impact of the appreciation of the Real against the Euro (Euro 24 million) and a higher level of bad debt provisioning. This increase in provisions at Vivo was partially offset by a reduction in provisions in the wireline business, including the reversal of a provision for a receivable from Angola Telecom (Euro 23 million) that was received in the period, and the reduction of a provision recorded in 2004 to cover risks associated with the cancellation of certain onerous contracts (Euro 30 million). The reduction in this

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provision results from the positive developments in the negotiations for the settlement of these contracts. In 2005, provisions accounted for 2.7% of consolidated operating revenues.

Taxes other than income taxes, which mainly includes indirect taxes and spectrum fees (TMN and Vivo), increased from Euro 123 million in 2004 to Euro 166 million in 2005, of which Euro 20 million in connection with the Real appreciation during the period. The increase in this caption is primarily explained by the increase in spectrum fees at Vivo of Euro 35 million (Euro 18 million related to the Real appreciation against the Euro), due to customer and revenue growth during the period.

Depreciation and amortisation costs rose by 13.3% y.o.y in 2005 to Euro 1,060 million, due to the increase of Euro 104 million in the contribution of Vivo to consolidated D&A. The increase in Vivo’s D&A costs is primarily due to the impact of the Real appreciation against the Euro (Euro 64 million), and the allocation of goodwill generated in the tender offers of Vivo subsidiaries at the end of 2004 to an intangible asset (telecommunication licenses held by these companies) that is being amortised over the remaining period of those licences. This cost item accounted for 16.6% of consolidated operating revenues.

Net Income

Net income amounted to Euro 654 million in 2005, an increase of 4.9% y.o.y, underpinned by the positive impact of the gain of Euro 174 million related to the disposal of an investment in UOL, notwithstanding the increase in workforce reduction costs.

Workforce reduction programme costs amounted to Euro 314 million in 2005, as a result of the reduction of 1,272 employees in the wireline business. This curtailment cost item includes the net present value of salaries to be paid to pre-retired employees up to retirement age and the net present value of future service costs for early retired and pre-retired employees.

Other non-recurring costs amounted to Euro 18 million in 2005, as compared to Euro 84 million in 2004. This decrease is primarily explained by the following non-recurring costs recorded in 2004: (1) a provision of Euro 26 million in the Pay-TV business related to the dismantling of the analogue premium channels offer; (2) a provision amounting to Euro 12 million for certain contingencies at PT Multimedia; and (3) an expense of Euro 10 million incurred in the wireline business for the settlement of a litigation case with DECO (the Portuguese consumer association).

Net interest expenses amounted to Euro 258 million in 2005, as compared to Euro 205 million in 2004. In 2005, net interest expenses related to the net debt of PT excluding Brazil increased by 30.0% y.o.y to Euro 156 million, as a result of: (1) the increase in average net debt in the period, and (2) the higher cash balances, following the refinancing earlier in 2005, partly to repay the February 2006 Eurobond (annual coupon of 5.75%) . In 2005, Vivo’s contribution to PT’s interest expenses increased by 19.8% to Euro 102 million due to the appreciation of the Real against the Euro during the period and higher CDI levels. In

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local currency, Vivo’s interest expenses increased by 0.2% during the period. The net interest expenses in 2005 were equivalent to an average cost of debt, including debt in Brazil, of approximately 6.6% . Excluding Brazil, the average cost of debt was 4.7% in 2005.

Net foreign currency gains increased to Euro 41 million in 2005, as compared to losses of Euro 4 million in 2004, primarily as a result of the evolution of the Real/Dollar and Euro/Dollar exchange rates over the period. The gains recorded in 2005 are mainly related to: (1) the depreciation of the US dollar against the Real, which led Vivo to record gains in connection with its US Dollar debt not swapped into Reais, and (2) the depreciation of the Euro against the US Dollar, which generated gains in connection with the inter-company loans (denominated in US Dollars) granted to Vivo in previous years that had been fully repaid by the end of 2005.

Net losses on financial assets amounted to Euro 9 million in 2005, as compared to net gains of Euro 12 million in 2004. This caption includes mainly gains and losses on certain derivative contracts, namely: (1) equity swap contracts on PTM shares (net gains of Euro 26 million in 2005, as compared to Euro 54 million in 2004), (2) Vivo’s free-standing cross currency derivatives (net losses of Euro 50 million in 2005, as compared to net losses of Euro 34 million in 2004), and (3) PT’s free-standing cross currency derivatives (net gains of Euro 14 million in 2005, as compared to net losses of Euro 12 million in 2004).

Equity accounting in earnings of affiliated companies in 2005 amounted to Euro 238 million, compared to Euro 21 million in 2004. The improvement in this caption of Euro 214 million is primarily explained by: (1) the gain of Euro 174 million related to the restructuring of PT’s investment in UOL and the subsequent disposal of a portion of the investment (16%), following the IPO of this associated company occurred in Brazil during December 2005, and (2) the increase in the earnings of Unitel (from Euro 17 million to Euro 51 million), CTM (from Euro 11 million to Euro 16 million) and Médi Télécom (from a negative Euro 6 million to a positive Euro 3 million).

Other financial expenses amounted to Euro 64 million in 2005, as compared to Euro 56 million in 2004 and includes banking services, commissions, financial discounts and other financing costs.

Provision for income taxes increased to Euro 384 million in 2005, from Euro 210 million in 2004, primarily as a result of the initial recognition in 2004 of a deferred tax asset of Euro 103 million in connection with tax losses carried forward at PTM. Adjusting for this one-off effect in 2004, the effective tax rate would have increased from 34.4% to 36.5%, mainly as a result of the increase in net losses at certain Vivo subsidiaries during the period that did not generate the recognition of related deferred tax assets. In 2005, this caption included a non-cash component amounting to Euro 249 million (Euro 238 million in 2004) that was recorded as a reduction of deferred taxes related to tax losses carried forward in previous years.

Discontinued operations include the results of companies that have been disposed during the reportable periods, and the after-tax gains obtained with the sale of these investments. Having announced the disposal of Lusomundo Serviços (PTM’s media business) and PrimeSys, these businesses were reported as

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discontinued operations in the consolidated income statement for the years 2004 and 2005, in accordance with IFRS rules. As a result, the earnings of these companies were included in this caption until the effective date of the disposals, which were concluded on 25 August in the case of Lusomundo Serviços and on 25 November in the case of PrimeSys. In 2005, discontinued operations also included the gain of Euro 16 million from the sale of Lusomundo Serviços (net of a provision recorded in the fourth quarter of 2005 of Euro 19 million in connection with potential liabilities related to the closing of the deal) and a gain of Euro 4 million from the sale of PrimeSys. In 2004, discontinued operations included the earnings of Lusomundo Serviços and PrimeSys for the full year, the earnings of Mascom until 7 September (date of effective disposal) and the gain of Euro 23 million related to the sale of Mascom.

Income applicable to minority interests decreased to Euro 35 million in 2005, from Euro 102 million in 2004, primarily as a result of the decrease in income applicable to minority interests of: (1) Vivo subsidiaries, from income of Euro 38 million in 2004 to losses of Euro 11 million in 2005, and (2) PTM, from Euro 52 million in 2004 to Euro 34 million in 2005.

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04
Capex

Table 8 _ Capex by Business Segment (1)							Euro million
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y	% Rev.

Wireline	80.4	89.5	(10.2%)	43.2%	233.1	206.8	12.7%	10.5
Domestic mobile • TMN	66.2	92.9	(28.8%)	17.5%	170.2	154.9	9.8%	10.9
Brazilian mobile • Vivo(1)	149.3	103.9	43.7%	117.3%	361.0	264.1	36.7%	17.7
Multimedia • PT Multimedia	44.5	39.0	14.2%	124.9%	119.9	73.2	63.8%	19.1
Other	20.7	29.5	(29.6%)	62.3%	59.0	62.2	(5.1%)	n.m.

Total capex	361.1	354.8	1.8%	68.9%	943.1	761.2	23.9%	14.8

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

Total capex increased by 23.9% y.o.y in 2005 to Euro 943 million, as a result of an increase across all business divisions, as well as the appreciation of the Real against the Euro during the period (Euro 60 million). On a constant currency basis, capex would have increased by 16.0% y.o.y in the period. Total capex was equivalent to 14.8% of consolidated operating revenues.

Wireline capex increased by 12.7% y.o.y in 2005 to Euro 233 million, equivalent to a capex to operating revenues ratio of 10.5% . This capex increase was mainly related to the strong investment in broadband coverage and customer bandwidth, as well as outsourcing contracts to the corporate segment.

TMN’s capex increased by 9.8% y.o.y in 2005 to Euro 170 million, equivalent to 10.9% of operating revenues, primarily as a result of the acceleration of 3G capex. 3G-related capex represented 48.5% of TMN’s network capex.

PT’s share of Vivo’s capex increased by 36.7% y.o.y in 2005 to Euro 361 million, corresponding to 17.7% of operating revenues, primarily as a result of the appreciation of the Real against the Euro during the period (Euro 59 million). Vivo’s capex, in local currency, increased by 14.3% y.o.y, as a result of the investment in: (1) capacity expansion; (2) rollout of 1xRTT and EV-DO; (3) CDMA overlay in the regions of CRT and TCO, and (4) information systems mainly related to billing, CRM and ERP.

In 2005, PTM’s capex increased by 63.8% y.o.y to Euro 120 million, equivalent to 19.1% of operating revenues. The increase is mainly explained by: (1) the capitalisation of Euro 33 million corresponding to the discounted rents of additional transponders to be used in the Pay-TV business for its satellite and premium services, and (2) the investments in new information systems, namely in billing and customer care. In 2004, PTM had capitalised Euro 19 million relating to transponders.

Other capex decreased by 5.1% y.o.y in 2005 to Euro 59 million. This caption included mainly capex related to IT expenditures and the rollout of Corporate SAP across all of PT’s businesses in order to improve efficiency in back-office processes. This caption also includes capex related to fully consolidated businesses not included in the main segments.

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05
Cash Flow

Table 9 _ EBITDA minus Capex by Business Segment (1)							Euro million
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y	% Rev.

Wireline	279.5	145.1	92.6%	46.0%	896.1	762.3	17.6%	40.5
Domestic mobile • TMN	100.4	90.1	11.4%	(13.8%)	503.3	592.0	(15.0%)	32.3
Brazilian mobile • Vivo (1)	(25.1)	10.5	n.m.	n.m.	146.5	234.9	(37.6%)	7.2
Multimedia • PT Multimedia	7.0	8.1	(13.9%)	(75.1%)	75.4	105.6	(28.6%)	12.0
Other	(12.6)	(51.3)	(75.5%)	(17.7%)	(68.9)	(92.9)	(25.9%)	n.m.

Total EBITDA minus Capex	349.1	202.5	72.4%	(11.4%)	1,552.5	1,601.8	(3.1%)	24.3

(1) Considering a Euro/Real average exchange rate of 3.6359 in 2004 and 3.0406 in 2005.

EBITDA minus Capex increased by 72.4% in the fourth quarter of 2005. In 2005, EBITDA minus Capex totalled Euro 1,552 million, a decrease of 3.1% y.o.y, as a result of the increase in capex across all business divisions that offset the increase in consolidated EBITDA of 5.6% occurred in 2005. On a combined basis, the domestic businesses (wireline, TMN and PTM) accounted for approximately 95% of total EBITDA minus Capex.

Table 10 _ Free Cash Flow					Euro million
	4Q05	4Q04	y.o.y	2005	2004	y.o.y

EBITDA minus Capex	349.1	202.5	72.4%	1,552.5	1,601.8	(3.1%)
Non-cash items included in EBITDA:
Post retirement benefit costs	(88.6)	(25.7)	244.6%	(21.6)	58.8	n.m.
Non-current provisions, tax prov. & other non-cash items	(25.4)	33.6	n.m.	24.8	37.9	(34.7%)
Change in working capital	121.4	243.7	(50.2%)	(249.9)	53.7	n.m.

Operating free cash flow	356.6	454.0	(21.5%)	1,305.7	1,752.2	(25.5%)

Acquisition of financial investments (1)	0.0	(237.3)	n.m.	(16.8)	(332.8)	(95.0%)
Disposals (2)	138.4	9.5	n.m.	328.1	20.8	n.m.
Interest paid	(41.7)	(51.1)	(18.4%)	(201.6)	(252.6)	(20.2%)
Payments related to PRBs (3)	(158.7)	(79.9)	98.6%	(399.8)	(298.6)	33.9%
Income taxes paid by certain subsidiaries	(9.0)	(20.3)	(55.6%)	(42.0)	(66.0)	(36.3%)
Other cash movements	41.1	(45.8)	n.m.	50.2	38.9	28.9%

Free cash flow	326.7	29.1	n.m.	1,023.7	862.0	18.8%

(1) In 2005, this caption included mainly Euro 9 million related to the payment of the remaining instalment in connection with the acquisition of TCO in 2003. In 2004, this caption included: (i) Euro 16 million related to the acquisition of a further 17% stake in the share capital of Sport TV; (ii) Euro 40 million related to an intercompany loan granted to Sport TV for the acquisition by this associated company of the Portuguese league football rights; (iii) Euro 7 million for the acquisition of a 1.93% stake in the share capital of Media Capital; (iv) Euro 10 million related with PT’s share in the acquisition by Vivo of a further 10.5% stake in the share capital of Sudestecel (an intermediate holding company that has a controlling position in Tele Sudeste Celular Participações); (v) Euro 13 million related to PT’s share in the payment by TCP of an additional instalment in connection with the acquisition of TCO made in 2003; (vi) Euro 86 million related with PT’s share in the acquisition by Brasilcel of a further 4.2% in Tele Sudeste Celular Participações, 22.7% in Tele Leste Celular Participações and 15.5% in Celular CRT Participações, and (vii) Euro 127 million related with PT’s share in the acquisition by TCP of a further 21.7% in TCO. (2) In 2005, this caption included the proceeds from the disposals of Lusomundo Serviços (Euro 174 million) and PrimeSys (Euro 102 million), and also Euro 85 million from the disposal of a portion (16%) of PT’s investment in UOL in the IPO of this associated company. (3) In 2005, this caption included: (i) Euro 198 million of contributions to the pension funds; (ii) Euro 168 million related to payments of salaries to pre-retired and suspended employees; and (iii) Euro 34 million related to payments to PT-ACS in connection with healthcare services provided to retired, pre-retired and suspended employees.

In 2005, operating free cash flow decreased by 25.5% y.o.y to Euro 1,306 million, as a result of the decrease in EBITDA minus Capex and the higher investment in working capital, which changed by Euro 250 million in 2005, including Euro 36 million related to the appreciation of the Real against the Euro during the year. On a constant currency basis, the investment in working capital in 2005 was Euro 214 million and was primarily related to: (1) a decrease in accounts payable to suppliers in the domestic businesses (Euro 116 million); (2) an increase of accounts receivable and inventories at TMN (Euro 16 million), and (3) an increase of accounts receivable in Vivo (Euro 73 million).

Portugal Telecom | Full Year _ 2005	19 / 49

Free cash flow increased from Euro 862 million in 2004 to Euro 1,024 million in 2005, primarily due to the increase in cash inflows from disposals (Euro 328 million in 2005, as compared to Euro 21 million in 2004), the reduction in the cash outflows related to acquisitions of financial investments (Euro 17 million in 2005, as compared to Euro 333 million in 2004) and the reduction in interest paid. These positive effects on free cash flow in 2005 were offset by the decline in operating free cash flow described above and the increase in payments related to post retirement benefits in connection with the higher level of curtailments in 2005.

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06
Consolidated Balance Sheet

Table 11 _ Consolidated Balance Sheet (1)		Euro million
	31 December 2005	31 December 2004

Current assets	6,168.0	3,972.9
Cash and equivalents	3,911.8	1,948.5
Accounts receivable, net	1,647.7	1,422.9
Inventories, net	170.3	193.3
Taxes receivable	203.8	179.4
Prepaid expenses and other current assets	234.3	228.6
Non-current assets	10,475.1	9,955.8
Accounts receivable, net	20.5	45.7
Prepaid expenses	3.4	6.2
Taxes receivable	117.2	62.6
Financial investments	521.7	433.0
Intangible assets, net	3,601.6	3,244.9
Tangible assets, net	4,062.0	3,936.3
Deferred taxes	1,387.8	1,423.0
Other non-current assets	760.8	804.1

Total assets	16,643.1	13,928.7

Current liabilities	4,947.5	4,077.2
Short-term debt	2,415.6	1,622.4
Accounts payable	1,129.9	1,276.1
Accrued expenses	707.9	600.9
Deferred income	208.2	225.8
Taxes payable	237.2	168.3
Current provisions and other liabilities	248.7	183.6
Non-current liabilities	9,113.5	7,597.4
Medium and long-term debt	5,168.6	3,899.3
Accounts payable	6.1	17.7
Taxes payable	30.9	25.6
Deferred income	0.4	15.6
Accrued post retirement liability	2,635.9	2,321.6
Deferred taxes	334.9	327.9
Non-current provisions and other liabilities	936.6	989.8

Total liabilities	14,061.0	11,674.5

Equity before minority interests	1,828.4	1,686.5
Minority interests	753.7	567.6

Total shareholders' equity	2,582.1	2,254.2

Total liabilities and shareholders' equity	16,643.1	13,928.7

(1) Considering a Euro/Real average exchange rate of 3.6147 at year-end 2004 and 2.7440 at year-end 2005.

The increase in assets and liabilities in 2005 is primarily related to the appreciation of the Real against the Euro during the year (Euro 1,307 million and Euro 485 million respectively), and also to the increase in cash balances following the refinancing done in 2005, which was partially used, already in 2006, to repay the February 2006 Eurobond. This refinancing led to an increase in cash and long-term debt in 2005 of Euro 2 billion.

The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,678 million as at 31 December 2005 (Euro 2,798 million at the Euro/Real exchange rate prevailing as at 31 December 2005). The assets denominated in Brazilian Reais in the balance sheet as at 31 December 2005 amounted to Euro 5,402

Portugal Telecom | Full Year _ 2005	21 / 49

million, equivalent to approximately 32% of total assets. More than 95% of PT’s net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

The gearing ratio [net debt / (net debt + shareholders’ equity)] decreased to 54.2% at year-end 2005, as compared to 61.3% at end of last year, while the shareholders’ equity plus long-term debt to total assets ratio increased to 46.6% from 44.2% over the same period. At year-end 2005, the net debt to EBITDA ratio was 1.5 times and EBITDA cover was 9.7 times.

Consolidated Net Debt

Table 12 _ Change in Net Debt		Euro million
	4Q05	2005

Net debt (initial balance)	3,924.5	3,573.2
Less: free cash flow	326.7	1,023.7
Less: net debt from discontinued operations (media segment + PrimeSys)	0.0	39.3
Changes in the FV of certain foreign currency derivatives used for hedging	(5.3)	21.1
Translation effects on F/X debt	4.4	126.4
Shareholder remuneration:
Dividends paid by PT	0.0	395.1
Acquisitions of treasury shares / equity swaps (1)	75.6	253.0
Dividends paid by PTM	0.0	24.5
Warrants issued by PTM	0.0	59.0
Extraordinary contribution to fund healthcare post retirement benefits	0.0	300.0
Reverse stock split at Vivo's listed subsidiaries (2)	0.0	(16.8)
Net debt (final balance)	3,672.5	3,672.5

Change in net debt	(252.0)	99.3
Change in net debt (%)	(6.4%)	2.8%

(1) Includes Euro 151 million related with the acquisition of 37.6 million PT shares for the initial 10% share buyback, and Euro 102 million related with the notional value of equity swaps contracted over 13.2 million PT shares for the share buyback approved at the April 2005 AGM (Euro 76 million in the fourth quarter of 2005 related to equity swaps over 9.7 million PT shares). (2) This caption is primarily related with the reverse stock split done by subsidiaries of Brasilcel, whereby old shares were grouped and exchanged for new shares with a higher nominal value. In this financial operation, certain shareholders did not exercise their right to exchange old shares for new shares and, as a result, these new shares were subscribed by other shareholders with the corresponding proceeds being cashed in by the subsidiaries of Brasilcel. These proceeds can be claimed back by the old shareholders and, accordingly, a liability of the same amount was recorded by Brasilcel’s subsidiaries and included in PT’s balance sheet (Euro 17 million).

Consolidated net debt as at 31 December 2005 amounted to Euro 3,673 million, an increase of Euro 99 million compared to year-end 2004, mainly as a result of: (1) the extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations; (2) the cash outflows related to shareholder remuneration, including dividends and share buybacks, amounting to Euro 395 million and Euro 253 million respectively; (3) the cash outflows regarding the payments made by PTM to minority shareholders regarding dividends (Euro 24 million) and share buybacks in connection with the exercise of warrants (Euro 59 million), and (4) the currency translation effects on foreign currency debt totalling Euro 126 million, mainly related to Real denominated debt. These movements more than offset the Euro 1,024 million of cash flow generated in the period. Excluding the extraordinary contribution to fund post retirement healthcare obligations, net debt would have decreased by Euro 201 million in 2005.

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Table 13 _ Consolidated Net Debt				Euro million
	31 December 2005	31 December 2004	Change	Change (%)

Short-term	2,415.6	1,622.4	793.2	48.9%
Bank loans	407.8	480.5	(72.7)	(15.1%)
Bonds	899.5	585.0	314.6	53.8%
Exchangeable bonds	390.3	0.0	390.3	n.m.
Other loans	589.7	338.0	251.8	74.5%
Liability with equity swaps on own shares	102.0	189.8	(87.7)	(46.2%)
Financial leases	26.2	29.2	(3.0)	(10.3%)
Medium and long-term	5,168.6	3,899.3	1,269.3	32.6%
Bank loans	1,956.1	1,373.4	582.7	42.4%
Exchangeable bonds	0.0	386.9	(386.9)	(100.0%)
Bonds	2,955.8	1,848.2	1,107.7	59.9%
Other loans	31.2	90.7	(59.5)	(65.6%)
Financial leases	225.5	200.2	25.3	12.6%

Total debt	7,584.2	5,521.7	2,062.5	37.4%
Cash and equivalents	3,911.8	1,948.5	1,963.2	100.8%

Net debt	3,672.5	3,573.2	99.3	2.8%

As at 31 December 2005, 68.1% of total debt was medium and long-term, while 66.6% of total debt was at fixed rates. As at 31 December 2005, 85.9% of total debt was denominated in Euros, 1.8% in US Dollars and 12.2% in Brazilian Reais. At the end of 2005, the only loans with rating triggers (if PT is downgraded to BBB+) were four EIB loans totalling Euro 389 million, including two loans of Euro 250 million drawn down in February 2005. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 575 million had been drawn down as at 31 December 2005. PT also has stand-by facilities amounting to Euro 900 million, of which Euro 575 million had been drawn down as at 31 December 2005. The 50% share of Vivo’s net debt, consolidated by PT, amounted to Euro 609 million as at 31 December 2005. Approximately 90% of Vivo’s net debt is either Real denominated or has been swapped into Reais.

PT’s average cost of debt in 2005 was 6.6%, including loans obtained in Brazil and denominated in Reais. Excluding Brazilian debt, the average cost of debt in 2005 was 4.7% .

Table 14 _ Net Debt Maturity Profile			Euro million
Maturity	Net debt	Notes

2006	(1,498.4)	Net cash position, including a Euro 900 million Eurobond issued in February 2001
		and a Euro 390 million Exchangeable Bond issued in December 2001
2007	537.2
2008	296.2
2009	1,280.0	Includes a Euro 880 million Eurobond issued in April 1999
2010	463.9
2011	121.2
2012	1,196.0	Includes a Euro 1,000 million Eurobond issued in March 2005
2013	61.2
2014	35.3
2015 and following	1,179.8	Includes a Euro 500 million Eurobond issued in March 2005 (matures in 2017)
		and a Euro 500 million Eurobond issued in June 2005 (matures in 2025)

Total	3,672.5

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On 24 March 2005, PT issued Euro 1.5 billion of Eurobonds with maturities of 7 years (Euro 1 billion) and 12 years (Euro 500 million) and on 16 June 2005 issued a further Euro 500 million Eurobond with a 20 year maturity, as part of its balance sheet refinancing. In February 2005, PT had also drawn Euro 250 million from two 10-year loans entered into with the EIB in December 2004 and January 2005. In addition, the maturity of certain stand-by facilities totalling Euro 750 million was extended by two years. As a consequence of all these operations, PT’s net debt maturity increased to 9.2 years. Excluding Brazilian debt, the net debt maturity was extended to 10.2 years.

Table 15 _ Debt Ratings
	Current	Outlook	Last change

Standard & Poor's	A-	Negative	21 October 2005
Moody's	A3	Negative	27 September 2005

Post Retirement Benefits

At the end of 2005, the projected benefit obligations (PBO) of PT’s post retirement benefits including pensions, healthcare obligations and salaries to pre-retired and suspended employees amounted to Euro 5,152 million (Euro 3,274 million for pensions, Euro 913 million for healthcare benefits, and Euro 965 million for salaries to pre-retired and suspended employees). The PBO was computed based on a discount rate of 4.5% for pensions and healthcare obligations, and 3.5% for the obligations related to the payment of salaries to pre-retired and suspended employees. PT’s post retirement benefits plans are closed to new participants, covering approximately 33,200 employees (27% still in service) in the case of pensions and approximately 28,700 employees (30% still in service) in the case of healthcare obligations.

According to the rules of the ISP (“Instituto de Seguros de Portugal”, the Portuguese insurance regulator), the pension plans for retired employees have to be fully funded. PT’s pension obligations for retired employees, computed based on ISP rules, are fully funded. Regarding the funding of the pension funds for pre-retired employees and employees still in service, this can be completed until retirement age. The estimated average working life of employees still in service is 15 years. Additional funding of the pension funds is capped at 25% of the salaries of the employees included in the pension funds, for tax reasons.

In Portugal, there is no legislation covering the establishment of funds to cover post retirement healthcare benefits (Euro 913 million) and salaries to pre-retired and suspended employees (Euro 965 million). PT only has to pay for these benefits when the healthcare services are actually rendered to pensioners and a corresponding claim is charged to PT, and when salaries are paid by PT to pre-retired and suspended employees. Accordingly, there is no need to fund either of these benefits at the present time. Notwithstanding, PT created a shadow fund (PT Prestações) in March 2005 to cover the healthcare benefits with an initial extraordinary contribution of Euro 300 million.

The asset allocation as at 31 December 2005, including the assets of PT Prestações, was 36% equity, 35% bonds, 13% real estate and 16% cash and others. The effective performance of the funds in 2005 was 8.4% .

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At 31 December 2005, the market value of the funds amounted to Euro 2,516 million and, as a result, the gross unfunded gap related to PT’s post retirement benefits amounted to Euro 2,636 million. In 2005, the unfunded obligations increased by Euro 314 million.

Table 16 _ Change in Gross Unfunded Obligations	Euro million
2005

Gross unfunded obligations (initial balance)	2,322.6
PRBs	(21.6)
Curtailment cost	314.3
Contributions and payments	(699.8)
Net actuarial losses (1)	730.3
Disposal of Lusomundo Media	(8.8)
Gross unfunded obligations (final balance)	2,636.9

Change in gross unfunded obligations	314.3
Change in gross unfunded obligations (%)	13.5%

(1) This amount includes mainly Euro 693 million related with the change in the actuarial assumptions for the discount rate: (i) pensions and healthcare benefits, from 5.75% to 4.5%, and (ii) salaries to pre-retired and suspended employees, from 4.0% to 3.5%.

Following the adoption of IFRS and in accordance with an amendment to IAS 19 issued in November 2005, PT has decided to change the accounting policy regarding the recognition of actuarial gains and losses, which are now recognised directly in shareholders’ equity. Previously, actuarial gains and losses were deferred and amortised in the income statement (using the 10% corridor option), under the caption PRBs, during the average working life of active employees. The new policy is in line with the recently revised accounting standard on post retirement benefits in the UK, which is currently considered the best practice in accounting treatment of this matter, thus contributing towards better understanding of the balance sheet in what concerns unfunded post retirement liabilities. Post adoption of this amendment to IAS 19, PT’s balance sheet will now present an accrued post retirement liability of Euro 2.6 billion, equivalent to the gross unfunded obligations indicated above.

Table 17 _ Post Retirement Benefits Costs		Euro million
	2005	2004

Service cost	24.8	23.5
Interest cost	229.1	212.9
Expected return on assets	(139.0)	(111.1)
Amortisation of net deferrals	-	-
Prior years service gains (1)	(136.6)	(66.5)

Post retirement benefits costs	(21.6)	58.8

(1) In 2005, this amount includes: (i) Euro 110 million related with the change in the retirement age for pensioners, and (ii) Euro 27 million related with the change in the pension formula from 90% of the last salary to 90% of the average of the last three years of salaries. In 2004, the prior year service gain was related to the change in the pension formula from 100% to 90% of the last salary.

The curtailment cost results from the reduction of 1,272 employees during 2005, and includes the net present value of salaries to be paid to pre-retired and suspended employees up to retirement age and the net present value of future service costs for early retired and pre-retired employees.

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Table 18 _ Payments and Contributions		Euro million
	2005	2004

Regular contributions	54.3	68.1
Contributions related to curtailments	143.5	57.6
Salary payments (pre-retired and suspended employees)	167.7	143.1
Regular healthcare payments	34.3	30.3
Extraordinary contribution for post retirement healthcare benefits	300.0	0.0

Payments related to PRBs	699.8	299.1

Shareholders’ Equity (excluding Minority Interests)

As at 31 December 2005, shareholders' equity excluding minority interests amounted to Euro 1,828 million, an increase of Euro 142 million during 2005.

Table 19 _ Change in Shareholders’ Equity (excluding Minority Interests)		Euro million
	4Q05	2005

Shareholders' equity before minority interests (initial balance)	2,195.4	1,686.5
Net income	293.4	654.0
Currency translation adjustments (1)	(43.1)	709.9
Net actuarial losses, net of tax effect	(530.7)	(530.7)
Dividends paid	0.0	(395.1)
Acquisition of treasury shares (2)	(75.8)	(253.0)
Treasury shares acquired by PTM from the minority shareholders (3)	0.0	(33.0)
Other	(10.8)	(10.1)
Shareholders' equity before minority interests (final balance)	1,828.4	1,828.4

Change in equity before minority interests	(367.0)	141.8
Change in equity before minority interests (%)	(16.7%)	8.4%

(1) This caption is primarily related to the changes in the Euro/Real exchange rate. (2) Includes Euro 151 million related to the acquisition of 37.6 million PT shares for the initial 10% share buyback, and Euro 102 million related to equity swaps contracted over 13.2 million PT shares for the share buyback approved at the April 2005 AGM (Euro 76 million in the fourth quarter of 2005 related to equity swaps over 9.7 million PT shares). (3) This amount relates to the impact for PT of the treasury shares acquired by PTM from the minority shareholders that opted for the physical exercise of the warrants issued by PTM in May 2005.

On 21 December 2005, PT reduced its share capital from Euro 1,166,485,050 to Euro 1,128,856,500, through the cancellation 37,628,550 treasury shares that were purchased during 2005. The number of treasury shares cancelled was equivalent to 3.0% of the initial share capital prior to the 7.0% cancellation in December 2004, thus completing the 10% share buyback announced in September 2003. PT is currently executing the share buyback approved at the AGM held in April 2005, and at December 2005 had already contracted equity swaps on 13.2 million own shares with a notional amount of Euro 102 million, corresponding to 1.17% of its share capital.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves decreased from Euro 851 million as at year end 2004 to Euro 720 million at the end of December 2005, as a result mainly of the cancellation of treasury shares.

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Table 20 _ Change in Distributable Reserves		Euro million
	4Q05	2005

Distributable reserves (initial balance)	389.5	851.4
95% of net income under Portuguese GAAP	233.6	475.0
Dividends paid	0.0	(395.1)
Acquisition of treasury shares (1)	0.0	(340.5)
Dividends received from subsidiaries (2)	43.1	75.5
Other	53.5	53.5
Distributable reserves (final balance)	719.8	719.8

Change in distributable reserves	330.3	(131.5)
Change in distributable reserves (%)	84.8%	(15.5%)

(1) This caption corresponds to the acquisition of 38 million treasury shares purchased through the exercise of equity swaps with a notional value of Euro 340 million (including Euro 189 million of equity swaps contracted in 2004 and Euro 151 million of equity swaps contracted in 2005). (2) This caption includes the dividends received by PT from PT’s subsidiary PTI Finance BV (Euro 43 million), and to the amount received by PT from PTM in connection with the financial exercise of the warrants issued by PTM in May 2005, which corresponds to an effective distribution of reserves.

Distributable reserves may be negatively impacted by a depreciation of the Euro/Real exchange rate. Taking into account the level of PT’s exposure to Brazil at the end of 2005, such depreciation would only have a negative impact on distributable reserves if the Real were to depreciate against the Euro beyond Euro/Real 4.01.

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07
Employees

Table 21 _ Number of Employees and Productivity Ratios
	2005	2004	y.o.y	y.o.y	3Q05	q.o.q

Wireline	7,682	8,311	(629)	(7.6%)	7,881	(2.5%)
Domestic mobile • TMN	1,184	1,133	51	4.5%	1,166	1.5%
Brazilian mobile • Vivo (1)	3,042	3,176	(134)	(4.2%)	3,015	0.9%
Multimedia • PT Multimedia	1,388	1,302	86	6.6%	1,380	0.5%
Other (2)	19,094	13,858	5,236	37.8%	18,421	3.7%

Total group employees	32,389	27,780	4,609	16.6%	31,863	1.7%
Domestic market	13,100	13,886	(786)	(5.7%)	13,310	(1.6%)
International market (2)	19,289	13,894	5,395	38.8%	18,553	4.0%

Fixed lines per employee	583	527	56	10.7%	567	2.8%
Mobile cards per employee
TMN	4,487	4,460	27	0.6%	4,473	0.3%
Vivo	4,899	4,179	720	17.2%	4,783	2.4%

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo. (2) The increase in this caption results primarily from the insourcing of additional 5,460 call centre employees at Mobitel, PT's call centre business in Brazil. As at 31 December 2005, Mobitel had a total of 15,232 employees, an increase of 55.9% y.o.y.

At the end of December 2005, the number of staff employed by PT totalled 32,389 employees, of which 40.4% were present in Portugal. In the wireline business, the ratio of fixed lines per employee improved by 10.7% y.o.y to 583 lines reflecting the ongoing workforce rationalisation programme, while in TMN the ratio of mobile cards per employee rose by 0.6% to 4,487 cards. At the end of December 2005, the total number of staff employed by Vivo decreased by 4.2% y.o.y to 6,084 employees, with the ratio of mobile cards per employee increasing by 17.2% y.o.y to 4,899 cards.

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08
Wireline

Table 22 _ Wireline Income Statement (1)						Euro million
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Operating revenues	540.0	575.1	(6.1%)	(3.2%)	2,213.6	2,305.2	(4.0%)
Services rendered	521.3	556.2	(6.3%)	(4.5%)	2,158.2	2,235.3	(3.4%)
Sales	10.2	13.6	(25.3%)	22.5%	34.2	36.1	(5.4%)
Other operating revenues	8.5	5.3	59.2%	168.1%	21.2	33.8	(37.3%)

Operating costs, excluding D&A	180.0	340.4	(47.1%)	(41.9%)	1,084.3	1,336.2	(18.8%)
Wages and salaries	70.2	74.9	(6.3%)	(1.8%)	286.7	296.6	(3.3%)
Post retirement benefits	(88.7)	(25.7)	245.0%	n.m.	(21.8)	58.5	n.m.
Direct costs	88.5	111.0	(20.3%)	(11.7%)	385.5	470.6	(18.1%)
Costs of telecommunications	67.8	89.6	(24.3%)	(14.7%)	301.7	383.8	(21.4%)
Directories	19.9	21.4	(6.9%)	(0.9%)	81.5	86.8	(6.1%)
Other	0.7	(0.0)	n.m.	33.3%	2.3	0.0	n.m.
Costs of products sold	12.8	10.9	17.1%	108.3%	33.8	39.1	(13.6%)
Marketing and publicity	8.4	12.8	(34.0%)	(20.9%)	42.4	44.6	(4.9%)
Support services	39.3	38.2	3.0%	8.1%	141.3	114.1	23.9%
Supplies and external expenses	40.1	40.6	(1.0%)	11.2%	148.9	139.0	7.1%
Provisions	(4.6)	51.7	n.m.	n.m.	(13.8)	69.8	n.m.
Other operating costs	14.0	26.1	(46.3%)	(30.7%)	81.4	103.8	(21.6%)

EBITDA	360.0	234.7	53.4%	45.4%	1,129.3	969.0	16.5%
Depreciation and amortisation	97.9	92.4	6.0%	12.1%	358.9	369.7	(2.9%)
Income from operations	262.0	142.3	84.1%	63.5%	770.4	599.3	28.5%

EBITDA margin	66.7%	40.8%	25.9pp	22.2pp	51.0%	42.0%	9.0pp
Capex	80.4	89.5	(10.2%)	43.2%	233.1	206.8	12.7%
Capex as % of revenues	14.9%	15.6%	(0.7pp)	4.8pp	10.5%	9.0%	1.6pp
EBITDA minus Capex	279.5	145.1	92.6%	46.0%	896.1	762.3	17.6%

(1) Includes intragroup transactions.

Operating revenues decreased by 6.1% y.o.y to Euro 540 million in the fourth quarter of 2005, primarily as a result of lower traffic revenues. Excluding the impact related to lower fixed-to-mobile interconnection rates, operating revenues would have decreased by 4.6% y.o.y in the fourth quarter of 2005.

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Table 23 _ Wireline Operating Revenues (1)						Euro million
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Retail	315.7	345.7	(8.7%)	(5.2%)	1,318.8	1,379.4	(4.4%)
Fixed charges	168.3	171.8	(2.0%)	(0.7%)	679.8	668.5	1.7%
Traffic	102.7	138.3	(25.8%)	(15.3%)	473.6	588.4	(19.5%)
ADSL retail	41.2	31.6	30.6%	6.7%	150.6	99.9	50.8%
ISP and other	3.5	4.0	(12.3%)	(3.3%)	14.8	22.7	(34.6%)
Wholesale	111.8	114.6	(2.4%)	(6.9%)	457.7	476.4	(3.9%)
Traffic	54.1	59.3	(8.9%)	(3.7%)	216.9	247.9	(12.5%)
Leased lines	36.9	39.5	(6.7%)	(18.9%)	165.5	164.4	0.6%
Other	20.8	15.7	32.8%	13.0%	75.3	64.0	17.7%
Data & corporate	58.6	58.9	(0.6%)	(5.8%)	244.9	242.0	1.2%
Data communications	20.6	22.1	(6.8%)	(30.2%)	110.8	102.3	8.3%
Leased lines	8.4	11.3	(26.3%)	9.2%	32.4	48.7	(33.4%)
Network management & outsourcing	9.0	6.4	41.8%	60.2%	26.1	20.1	30.1%
Other	20.6	19.1	7.6%	6.1%	75.5	71.0	6.4%
Other wireline revenues	53.9	55.9	(3.7%)	27.2%	192.2	207.3	(7.3%)
Other services and operating revenues	11.4	8.9	29.0%	n.m.	29.8	35.7	(16.4%)
Sales of telecom equipment	10.2	13.6	(25.3%)	22.5%	34.2	36.1	(5.4%)
Telephone directories	29.3	31.8	(7.8%)	(1.1%)	120.4	129.7	(7.2%)
Portals	3.0	1.7	78.3%	74.3%	7.8	5.8	35.2%

Total operating revenues	540.0	575.1	(6.1%)	(3.2%)	2,213.6	2,305.2	(4.0%)

(1) Includes intragroup transactions.

Retail revenues fell by 8.7% y.o.y in the fourth quarter of 2005 to Euro 316 million, with the increase in ADSL not being sufficient to offset the decrease in fixed charges and traffic revenues, including fixed-to-mobile revenues, which registered a significant reduction over the previous quarters. Fixed charges decreased by 2.0% y.o.y in the fourth quarter of 2005, primarily as a result of the decrease in access revenues due to line loss, offsetting the growth in pricing plans, which represented already 9.5% of fixed charges in the period. The 25.8% y.o.y decrease in traffic revenues is the result of volume declines and lower ARPM, particularly of fixed-to-mobile minutes. The decrease in fixed-to-mobile tariffs had a negative impact on traffic revenues of Euro 9 million and Euro 23 million in the fourth quarter and in full year 2005 respectively. The growing percentage of flat rate pricing plans has also had a dilutive impact on traffic revenues as these are exchanged for fixed charges. Fixed charges accounted for 53.3% of retail revenues, up from 49.7% in the same period of last year. In terms of ADSL, revenues increased by 30.6% y.o.y in the fourth quarter of 2005 to Euro 41 million, underpinned by strong customer growth.

The new price basket for 2005, approved by the regulator, came into effect on 1 July 2005 and complied with the price cap of CPI-2.75%, in terms of average annual change. As a result, the average annual change in the price of the main components of the basket was as follows: (1) line rental prices increased by 1.7%; (2) local calls prices increased by 0.5%; (3) regional calls prices decreased by 24.1%, and (4) domestic long distance calls prices decreased by 25.3% . The number of call types used in the price basket was reduced from three to two, namely local and domestic long distance, to simplify the tariff structure. In contrast to previous years, the price cap was only applied to the residential segment and not to the corporate segment.

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Data & corporate revenues decreased by 0.6% y.o.y in the fourth quarter of 2005 to Euro 59 million. Adjusting for the one-off impact of the Euro 2004, data & corporate revenues would have increased by 4.4% y.o.y, underpinned by the continued improvement of the voice and data VAS offering, as well as the increased breadth of the services provided, namely in IT. Online backup security solutions and long-term outsourcing contracts continued to register a strong take-up. A new range of pricing plans for the SME segment was also introduced, with the aim of improving usage.

Wholesale revenues decreased by 2.4% y.o.y in the fourth quarter of 2005 to Euro 112 million, mainly as a result of the decrease in traffic revenues, explained by the drop in the price of international mobile interconnection and the decrease in transit traffic. In the third quarter of 2005, an agreement was reached amongst most operators aimed at facilitating the transfer of portability, pre-selection and ULL customers. The number of ULL lines stood at 72 thousand at the end of 2005, an increase of 29 thousand in the fourth quarter of 2005 against an increase of 15 thousand in the third quarter of 2005. In the fourth quarter of 2005, interconnection rates decreased by 11.0% y.o.y for call termination and 9.1% y.o.y for call origination.

EBITDA increased by 53.4% y.o.y in the fourth quarter of 2005 to Euro 360 million, equivalent to a margin of 66.7% . The increase is primarily explained by the decrease in PRBs, as a result of higher prior years service gains recorded in the fourth quarter of 2005 (Euro 137 million), as compared to the previous year (Euro 67 million).

Capex amounted to Euro 80 million in the fourth quarter of 2005, a decrease of 10.2% y.o.y and equivalent to 14.9% of operating revenues. Capex was mainly directed towards: (1) the aggressive investment in broadband both in terms of coverage and customer bandwidth; (2) client-related capex as a result of the strong growth in corporate outsourcing contracts, and (3) the deployment of a new state-of-the-art data centre aimed at providing improved data services to corporate customers. EBITDA minus Capex in the fourth quarter of 2005 amounted to Euro 280 million.

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Table 24 _ Wireline Operating Data
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Main lines ('000)	4,478	4,377	2.3%	0.2%	4,478	4,377	2.3%
PSTN/ISDN	3,769	3,948	(4.5%)	(1.7%)	3,769	3,948	(4.5%)
Carrier pre-selection	575	485	18.5%	3.0%	575	485	18.5%
ADSL retail	585	382	53.4%	6.9%	585	382	53.4%
ADSL wholesale	51	39	33.3%	8.3%	51	39	33.3%
Unbundled local loops	72	9	n.m.	67.0%	72	9	n.m.
Net additions ('000)	7	65	(88.6%)	(71.1%)	101	151	(33.3%)
PSTN/ISDN	(63)	(11)	n.m.	64.5%	(179)	(88)	102.7%
Carrier pre-selection	17	5	219.8%	(10.0%)	90	47	93.2%
ADSL retail	38	70	(45.6%)	(19.4%)	204	221	(7.8%)
ADSL wholesale	4	4	(1.2%)	108.3%	13	11	13.3%
Unbundled local loops	29	2	n.m.	88.9%	63	7	n.m.
Pricing plans ('000)	1,795	947	89.4%	27.5%	1,795	947	89.4%
ARPU (Euro)	32.5	34.9	(6.9%)	(6.6%)	33.8	34.8	(2.9%)
Subscription and voice	27.9	31.0	(9.9%)	(6.7%)	29.3	31.3	(6.3%)
Data	4.6	3.9	16.4%	(5.7%)	4.5	3.5	26.8%
Call completion rate (%)	99.7	99.9	(0.2pp)	(0.0pp)	99.8	99.8	0.0pp
Faults per 100 access lines (no.)	4.0	2.6	1.4pp	0.7pp	10.4	9.7	0.7pp
Total data communication accesses ('000)	36	36	1.4%	1.2%	36	36	1.4%
Corporate web capacity sold (Mbps)	14,664	5,387	172.2%	27.3%	14,664	5,387	172.2%
Number of leased lines ('000)	15	16	(8.7%)	(3.4%)	15	16	(8.7%)
Capacity (equivalent to 64 kbps) ('000)	186	183	1.9%	(0.2%)	186	183	1.9%
Digital (%)	96.3	95.8	0.5pp	0.2pp	96.3	95.8	0.5pp

PT continued to lead the market in Portugal in terms of total minutes of outgoing traffic, number of access lines and ADSL lines, notwithstanding the significant increase in competition. This performance has been achieved as a result of the successful implementation of customer loyalty initiatives, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

Total main lines increased by 7 thousand in the fourth quarter of 2005, boosted by the high level of net additions of ADSL retail and ULL that totalled 38 thousand and 29 thousand respectively in the period. Net disconnections of PSTN/ISDN lines totalled 63 thousand in the fourth quarter of 2005, as a result of rising competition and a weaker macroeconomic environment. Total main lines in the wireline business reached 4,478 thousand at the end of 2005, of which 3,769 thousand were PSTN/ISDN, 585 thousand were ADSL retail, 51 thousand were ADSL wholesale and 72 thousand were ULL.

ADSL retail growth continued to be robust in the fourth quarter of 2005, with the total number of customers reaching 585 thousand. Following the upgrade of customers’ broadband speeds by a factor of four, already 70% of PT’s ADSL customer base has speeds higher than 2 Mbps. Following the successful launch of PT’s instant messenger service (Sapo Messenger) in the first half of 2005, PT has also launched a softphone VoIP and Video service. Sapo Messenger had over 370 thousand users at the end of 2005.

The growth in pricing plans remained strong, with the number of pricing plans increasing by 387 thousand in the fourth quarter of 2005 to 1,795 thousand. In the fourth quarter of 2005, PT introduced new flat rate pricing plans for various time slots during the day. PT also introduced, for the first time, a monthly flat rate for on-net fixed-to-fixed calls.

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Total ARPU (voice and data) decreased by 6.9% y.o.y in the fourth quarter of 2005 to Euro 32.5. Subscription and voice ARPU (PSTN/ISDN less dial-up Internet) decreased by 9.9% y.o.y to Euro 27.9, as a result of declining traffic revenues, and data ARPU (ADSL plus dial-up Internet) increased by 16.4% y.o.y, representing already 14.0% of total ARPU in the fourth quarter of 2005. ADSL ARPU was Euro 25.5 in the fourth quarter of 2005, which compares to Euro 30.9 in the same period of last year. The dilution in ADSL ARPU is explained by the increasing take-up of the prepaid product.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 172.2% y.o.y in the fourth quarter of 2005, as a result of the expansion of ADSL. Total data communication accesses increased by 1.4% y.o.y in the fourth quarter of 2005. Leased lines capacity to end-users increased by 1.9% y.o.y in the fourth quarter of 2005, with leased line digital capacity reaching 96.3% of the total leased line capacity.

Table 25 _ Wireline Traffic Breakdown					Million of minutes
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Total traffic	3,641	3,961	(8.1%)	1.4%	14,818	16,478	(10.1%)
Retail	1,551	1,778	(12.8%)	2.4%	6,400	7,250	(11.7%)
F2F domestic	1,051	1,198	(12.3%)	3.2%	4,339	4,961	(12.5%)
F2M	202	218	(7.5%)	(6.6%)	844	918	(8.1%)
International	104	97	7.5%	(4.9%)	411	372	10.6%
Other	194	265	(26.8%)	13.3%	806	998	(19.3%)
Wholesale	2,091	2,183	(4.2%)	0.8%	8,418	9,229	(8.8%)
Internet	369	622	(40.7%)	(8.9%)	1,818	3,151	(42.3%)

Total originat. traffic in the fixed network	2,499	2,936	(14.9%)	1.2%	10,446	12,440	(16.0%)
Originated MOU (minutes / month)	217	248	(12.4%)	1.4%	224	260	(13.7%)
Retail MOU (minutes / month)	163	173	(5.9%)	5.4%	163	175	(6.7%)
F2F domestic MOU (minutes / month)	92	101	(8.9%)	4.5%	93	104	(9.9%)

Total traffic fell by 8.1% y.o.y in the fourth quarter of 2005, on the back of the decline of 12.8% in retail traffic and of 4.2% in wholesale traffic, which was strongly influenced by the 40.7% decrease in dial-up Internet traffic as a result of the continued broadband takeup by customers. F2F domestic traffic fell by 12.3% y.o.y in the fourth quarter of 2005. Retail MOU, which excludes carrier pre-selection lines, fell by 5.9% y.o.y in the fourth quarter of 2005 to 163 minutes. International traffic increased by 7.5% y.o.y in the fourth quarter of 2005, as a result of the strong increase in the number of calling cards.

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09 Domestic Mobile • TMN

Table 26 _ Domestic Mobile Income Statement (1)					Euro million
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Operating revenues	397.5	415.2	(4.3%)	(3.4%)	1,557.1	1,606.3	(3.1%)
Services rendered	347.2	362.9	(4.3%)	(5.4%)	1,403.6	1,446.3	(3.0%)
Billing	280.4	274.5	2.1%	(5.3%)	1,116.3	1,087.3	2.7%
Interconnection	66.8	88.4	(24.4%)	(5.8%)	287.3	359.0	(20.0%)
Sales	47.9	53.7	(10.7%)	13.9%	146.3	153.3	(4.5%)
Other operating revenues	2.4	(1.3)	n.m.	3.0%	7.1	6.7	5.4%

Operating costs, excluding D&A	230.9	232.2	(0.5%)	(3.2%)	883.5	859.4	2.8%
Wages and salaries	10.8	14.1	(23.7%)	(27.9%)	54.2	54.1	0.0%
Direct costs	74.4	82.9	(10.2%)	(6.7%)	309.4	320.0	(3.3%)
Costs of telecommunications	66.5	76.7	(13.3%)	(9.0%)	281.4	296.6	(5.1%)
Other	7.9	6.2	27.4%	18.6%	27.9	23.4	19.5%
Costs of products sold	53.5	59.8	(10.5%)	(13.1%)	192.7	171.0	12.7%
Marketing and publicity	11.0	7.1	54.2%	32.2%	35.5	27.5	29.3%
Support services	16.3	9.6	70.6%	128.5%	32.4	36.1	(10.2%)
Supplies and external expenses	34.7	40.1	(13.4%)	(17.5%)	162.3	151.5	7.2%
Provisions	10.3	(0.6)	n.m.	33.8%	26.8	31.7	(15.4%)
Other operating costs	20.0	19.3	3.4%	16.0%	70.2	67.5	4.0%

EBITDA	166.5	183.0	(9.0%)	(3.6%)	673.5	746.9	(9.8%)
Depreciation and amortisation	51.9	46.0	12.9%	1.0%	204.9	193.5	5.9%
Income from operations	114.6	137.0	(16.4%)	(5.6%)	468.7	553.4	(15.3%)

EBITDA margin	41.9%	44.1%	(2.2pp)	(0.1pp)	43.3%	46.5%	(3.2pp)
Capex	66.2	92.9	(28.8%)	17.5%	170.2	154.9	9.8%
Capex as % of revenues	16.6%	22.4%	(5.7pp)	3.0pp	10.9%	9.6%	1.3pp
EBITDA minus Capex	100.4	90.1	11.4%	(13.8%)	503.3	592.0	(15.0%)

(1) Includes intragroup transactions.

Operating revenues decreased by 4.3% y.o.y in the fourth quarter of 2005 to Euro 397 million, primarily as a result of the impact on service revenues of lower interconnection rates. In effect, the increase in billing revenues of 2.1% y.o.y, underpinned by growth of postpaid customers and data revenues, was not sufficient to offset the 24.4% y.o.y decrease in interconnection revenues. As a result, service revenues fell by 4.3% in the fourth quarter of 2005 to Euro 347 million. The sharp decline in interconnection revenues is primarily related to the reduction in interconnection rates, both fixed-to-mobile and mobile-to-mobile, over the past quarters. The interconnection rate cut in the beginning of October 2005 to Euro 0.13 per minute, led to an average decline of 30.2% in interconnection rates in the fourth quarter of 2005. Excluding the impact of lower interconnection rates, operating revenues would have increased by 1.9% y.o.y in the fourth quarter of 2005.

EBITDA amounted to Euro 167 million in the fourth quarter of 2005, a decrease of 9.0% y.o.y, primarily as a result of: (1) the strong reduction in termination rates, which impacted EBITDA by Euro 14 million in the quarter; (2) higher subscriber acquisition and retention costs related to 3G, and (3) an increase in other costs related to the rollout of the 3G network, namely higher leased lines costs. EBITDA margin in the fourth quarter of 2005 stood at 41.9% .

Capex amounted to Euro 66 million in the fourth quarter of 2005, equivalent to 16.6% of operating revenues. Capex was primarily directed towards network capacity and coverage, including the rollout of 3G (48.5% of network capex), and improvements in quality of service and customer care. EBITDA minus Capex increased by 11.4% to Euro 100 million, equivalent to 25.3% of operating revenues.

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Table 27 _ Domestic Mobile Operating Data
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Customers ('000)	5,312	5,053	5.1%	1.9%	5,312	5,053	5.1%
Net additions ('000)	97	113	(13.6%)	(9.3%)	259	167	55.2%
MOU (minutes)	123	120	2.3%	(1.8%)	122	121	0.5%
ARPU (Euro)	22.2	24.4	(8.9%)	(5.2%)	22.8	24.5	(6.8%)
Customer bill	17.9	18.5	(2.8%)	(4.9%)	18.1	18.4	(1.4%)
Interconnection	4.3	5.9	(28.0%)	(6.2%)	4.7	6.1	(23.2%)
ARPM (Euro cents)	18.1	20.3	(11.0%)	(3.5%)	18.8	20.2	(7.3%)
Data as % of service revenues (%)	13.6	11.3	2.3pp	1.9pp	11.8	10.0	1.9pp
SARC (Euro)	51.3	42.0	22.1%	(5.7%)	59.2	44.7	32.3%
CCPU (1) (Euro)	11.4	11.9	(4.1%)	(5.5%)	11.6	11.4	1.4%
ARPU minus CCPU (Euro)	10.8	12.5	(13.5%)	(4.8%)	11.2	13.1	(14.0%)

(1) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN continued to build on its leading position in the Portuguese mobile market in the fourth quarter of 2005. Following the acceleration of the rollout of 3G services in Portugal, TMN launched an independent low-cost brand “UZO” in the second quarter of 2005, in order to serve better existing and new segments of the market.

Total net additions in the fourth quarter of 2005 reached 97 thousand, reflecting the expansion of 3G and the initial take-up of UZO. As a result, total customers grew by 5.1% y.o.y, reaching 5,312 thousand at the end of 2005, of which 176 thousand were UZO customers. Postpaid customers accounted for approximately 51% of net additions in the fourth quarter of 2005, which compares with 18% in the third quarter of 2005 and 43% in the fourth quarter of 2004. Postpaid customers thus increased by 12.4% y.o.y, with the weight of prepaid decreasing to 82% of total customers. The pace of 3G take-up progressed well during the quarter, with the number of 3G customers reaching 385 thousand at the end of 2005.

ARPU fell by 8.9% in the fourth quarter of 2005 to Euro 22.2, primarily as a result of the decrease of 11.0% y.o.y in ARPM, reflecting the reduction in interconnection rates. Adjusting for the reduction in interconnection rates, ARPU would have decreased by 2.2% y.o.y. MOU increased by 2.3% y.o.y in the fourth quarter of 2005 to 123 minutes, as a result of campaigns aimed at stimulating usage.

Data services continued to underpin ARPU performance, with data revenues already accounting for 13.6% of service revenues in the fourth quarter of 2005, up from 11.3% in the same period of last year. The increase in data service revenues is primarily related to the strong growth of non-SMS data revenues, which increased by 74.2% y.o.y and accounted for 21.0% of total data revenues in the period. Ringing tones, screen savers, games and sports (news and video goals) constituted the top daily downloads. The number of SMS messages in the fourth quarter of 2005 amounted to 433 million, corresponding to approximately 57 messages per month per active SMS user. The number of active SMS users reached 54% of total customers at the end of the period.

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10 Brazilian Mobile • Vivo

Table 28 _ Brazilian Mobile Income Statement (1)					R$ million
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Operating revenues	3,425.9	3,158.2	8.5%	13.5%	12,387.0	11,628.1	6.5%
Services rendered	2,752.2	2,684.2	2.5%	4.2%	10,567.8	10,364.2	2.0%
Sales	486.1	355.4	36.8%	52.0%	1,422.0	993.0	43.2%
Other operating revenues	187.6	118.6	58.2%	227.0%	397.2	270.9	46.6%

Operating costs, excluding D&A	2,764.3	2,332.5	18.5%	26.1%	9,301.3	7,999.7	16.3%
Wages and salaries	166.8	165.1	1.0%	9.8%	627.3	605.3	3.6%
Direct costs (includ. costs of telecommunications)	384.0	301.8	27.2%	33.7%	1,310.0	1,067.6	22.7%
Costs of products sold	652.5	905.1	(27.9%)	9.8%	2,557.1	2,751.3	(7.1%)
Marketing and publicity	212.8	114.8	85.4%	104.1%	529.2	415.0	27.5%
Support services	266.5	130.5	104.2%	25.2%	836.1	681.4	22.7%
Supplies and external expenses	479.9	389.8	23.1%	19.2%	1,647.8	1,378.9	19.5%
Provisions	404.5	128.6	214.6%	100.3%	884.9	385.1	129.8%
Other operating costs	197.4	196.7	0.3%	(17.0%)	908.8	715.1	27.1%

EBITDA	661.6	825.7	(19.9%)	(20.0%)	3,085.7	3,628.4	(15.0%)
Depreciation and amortisation	687.3	571.8	20.2%	19.9%	2,390.6	2,100.9	13.8%
Income from operations	(25.7)	253.9	n.m.	n.m.	695.1	1,527.5	(54.5%)

EBITDA margin	19.3%	26.1%	(6.8pp)	(8.1pp)	24.9%	31.2%	(6.3pp)
Capex	856.2	753.0	13.7%	118.9%	2,195.1	1,920.5	14.3%
Capex as % of revenues	25.0%	23.8%	1.1pp	12.0pp	17.7%	16.5%	1.2pp
EBITDA minus Capex	(194.6)	72.7	n.m.	n.m.	890.6	1,707.9	(47.9%)

(1) Information prepared in accordance with IFRS.

In the fourth quarter of 2005, Vivo’s operating revenues, stated in Brazilian Reais and in accordance with IFRS, increased by 8.5% y.o.y to R$ 3,426 million, underpinned by higher service revenues and equipment sales. The strong increase in equipment sales is explained by the higher weight of high-end handsets sold and the increase in the prepaid entry level barriers.

EBITDA decreased by 19.9% y.o.y to R$ 662 million in the fourth quarter of 2005. EBITDA margin decreased by 6.8pp y.o.y to 19.3% in the quarter, reflecting mainly higher provisions, mainly in connection with traffic not attributable to customers. Vivo is in the process of implementing systems that will limit this risk. Adjusting for the impact of these provisions, EBITDA margin would have been approximately 26% in 2005.

Capex increased by 13.7% y.o.y in the fourth quarter of 2005 to R$ 856 million, equivalent to 25.0% of revenues. Capex in the quarter was related to the investment in capacity expansion, rollout of 1xRTT and EV-DO, CDMA overlay in the regions operated by CRT and TCO and integration across Vivo’s subsidiaries of billing, CRM and ERP information systems. EBITDA minus Capex was negative R$ 195 million in the fourth quarter of 2005, as a result of the increase in capex.

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Table 29 _ Brazilian Mobile Operating Data (1)
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Customers ('000)	29,805	26,543	12.3%	3.3%	29,805	26,543	12.3%
Market share in areas of operation (%)	44.4	50.9	(6.5pp)	(1.5pp)	44.4	50.9	(6.5pp)
Net additions ('000)	964	1,898	(49.2%)	144.4%	3,262	5,887	(44.6%)
Total churn (%)	23.0	23.5	(0.5pp)	(0.4pp)	21.8	22.4	(0.6pp)
MOU (minutes)	74	87	(14.3%)	(2.9%)	78	89	(12.6%)
ARPU (R$)	29.0	31.5	(8.0%)	2.5%	28.7	32.8	(12.6%)
Data as % of service revenues (%)	6.2	4.8	1.4pp	(0.0pp)	6.0	4.2	1.8pp
SARC (R$)	148.2	164.7	(10.0%)	(13.1%)	166.6	152.8	9.0%
CCPU (2) (R$)	17.4	18.6	(6.5%)	4.1%	17.3	18.5	(6.2%)
ARPU minus CCPU (R$)	11.5	12.8	(10.1%)	0.2%	11.3	14.3	(20.8%)

(1) Operating data calculated using Brazilian GAAP. (2) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

The number of customers increased by 12.3% y.o.y to 29,805 thousand at the end of 2005, with prepaid accounting for 80.7% of total customer base. Customer net additions in the fourth quarter of 2005 totalled 964 thousand customers, with Vivo’s overall market share at the end of 2005 being 44.4% in its areas of operation and 34.5% in the whole of Brazil. The market share in key regions such as São Paulo, Centro Oeste and Rio Grande do Sul stood at approximately 50%.

The competitive environment remained intense in the fourth quarter of 2005, although there was a shift in the competitive focus from the low-end prepaid segment to the mid-to-high segment. As a result of the higher entry level barriers in the prepaid segment, unit SARC fell by 10.0% y.o.y to R$148, with the lower level of subsidisation offsetting higher unitary commissions and marketing costs.

Against this backdrop, Vivo launched new commercial campaigns in order to promote on-net traffic and data usage. In addition, Vivo continued to lead in innovation, having introduced additional offers for the corporate segment, including new mail and roaming services. Data as a percentage of total service revenues was 6.2% in the fourth quarter of 2005, compared to 4.8% in the same period of last year. Approximately 41% of data revenues was derived from non-SMS data, such as downloads, Internet access and others.

Vivo’s blended MOU decreased by 14.3% y.o.y in the fourth quarter of 2005 to 74 minutes, mainly as a result of the negative evolution of incoming traffic (incoming MOU decreased by approximately 16% y.o.y), particularly in prepaid, which was impacted by tariff rebalancing and the increase in fixed-to-mobile termination prices (V-UM). Postpaid MOU increased by 2.7% y.o.y in the fourth quarter of 2005, reflecting the strong increase in outgoing traffic.

Vivo’s blended ARPU was R$ 29.0 in the fourth quarter of 2005, a decrease of 8.0% over the same period of last year, primarily as a result of the decrease in incoming traffic. Notwithstanding, postpaid ARPU increased by 6.7% y.o.y, driven by higher outgoing traffic.

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11 Multimedia • PT Multimedia

Table 30 _ Multimedia Income Statement (1)					Euro million
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Operating revenues	157.8	161.6	(2.3%)	(1.7%)	628.5	598.8	5.0%
Pay-TV and cable Internet	134.6	139.7	(3.7%)	(4.5%)	551.7	513.2	7.5%
Audiovisuals	21.9	21.3	2.7%	12.1%	75.8	84.9	(10.8%)
Other	1.3	0.5	157.0%	n.m.	1.0	0.7	58.9%

Operating costs, excluding D&A	106.3	114.5	(7.2%)	(5.7%)	433.2	420.0	3.1%
Wages and salaries	11.2	11.4	(1.3%)	5.5%	43.9	43.7	0.4%
Direct costs	52.3	48.6	7.7%	4.3%	201.3	185.0	8.9%
Programming costs	34.7	32.9	5.4%	(0.8%)	138.3	126.9	9.0%
Costs of telecommunications	7.6	7.5	0.8%	3.5%	30.5	26.8	13.9%
Other	10.1	8.1	23.5%	27.6%	32.5	31.3	3.9%
Costs of products sold	1.8	4.6	(60.4%)	(44.0%)	13.2	18.3	(27.7%)
Marketing and publicity	6.2	7.0	(11.0%)	26.2%	20.3	24.2	(16.0%)
Support services	9.1	10.9	(17.1%)	(23.9%)	40.3	38.2	5.6%
Supplies and external expenses	19.5	22.3	(12.7%)	(5.6%)	82.1	83.1	(1.2%)
Provisions	0.1	1.8	(92.4%)	(97.7%)	9.9	5.7	75.1%
Other operating costs	6.0	7.9	(24.0%)	13.3%	22.1	21.9	0.7%

EBITDA	51.5	47.1	9.4%	7.9%	195.3	178.8	9.2%
Depreciation and amortisation	17.0	12.6	35.4%	4.0%	61.9	51.4	20.4%
Income from operations	34.5	34.5	(0.0%)	9.9%	133.4	127.4	4.7%

EBITDA margin	32.6%	29.1%	3.5pp	2.9pp	31.1%	29.9%	1.2pp
Capex	110.2	39.0	182.7%	n.m.	185.5	73.2	153.6%
Capex as % of revenues	69.8%	24.1%	45.7pp	57.5pp	29.5%	12.2%	17.3pp
EBITDA minus Capex	(58.7)	8.1	n.m.	n.m.	9.8	105.6	(90.8%)

(1) Includes intragroup transactions.

PTM’s operating revenues decreased by 2.3% y.o.y in the fourth quarter of 2005 to Euro 158 million, as a result of the decrease in Pay-TV and cable Internet revenues of 3.7% y.o.y in the quarter. Revenues of the Pay-TV and cable Internet segment were negatively impacted by the disconnections made in the customer base, post the migration to new systems after over 10 years of operation. Audiovisuals revenues increased by 2.7% y.o.y in the fourth quarter of 2005, on the back of increased sales of rights for both Pay-TV movie channels and free-to-air television.

PTM’s EBITDA increased by 9.4% y.o.y in the fourth quarter of 2005 to Euro 51 million, with EBITDA margin improving by 3.5pp y.o.y to 32.6% . The growth in EBITDA and margin reflected primarily the ongoing focus on cost control. Nonetheless, PTM continues to invest in the development of its businesses and rollout of new products and in quality of services, and as such EBITDA growth was impacted by additional investments in programming costs (Euro 2 million) related to the reinforcement of the Pay-TV offer through the launch of the new digital service (Funtastic Life) and additional premium channels.

PTM’s capex increased from Euro 39 million in the fourth quarter of 2004 to Euro 110 million in the fourth quarter of 2005. The increase in capex is mainly related to the capitalisation of Euro 66 million, which corresponds to the discounted payments in connection with a long-term commitment with the wireline business, reached in the fourth quarter of 2005, for the right of usage of network capacity, which will impact favourably telecom costs going forward. As this capex is related to an agreement between PTM and the wireline business, it has no impact on PT’s consolidated capex. PTM’s capex in the fourth quarter of 2005 also included investments in an additional transponder used in the Pay-TV business, in information systems, in set top boxes and in network capacity.

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Table 31 _ Pay-TV and Cable Internet Operating Data (1)
	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y

Homes passed ('000)	2,666	2,551	4.5%	1.5%	2,666	2,551	4.5%
Bi-directional (broadband enabled)	2,547	2,418	5.3%	1.7%	2,547	2,418	5.3%
Pay-TV customers (2) (3) ('000)	1,479	1,449	2.1%	(0.4%)	1,479	1,449	2.1%
Cable	1,090	1,066	2.2%	(0.6%)	1,090	1,066	2.2%
DTH	389	383	1.7%	0.2%	389	383	1.7%
Pay-TV net additions ('000)	(6)	10	n.m.	n.m.	30	54	(43.8%)
Penetration rate of cable (%)	40.9	41.8	(0.9pp)	(0.9pp)	40.9	41.8	(0.9pp)
Premium subscriptions (3) ('000)	774	833	(7.1%)	(2.9%)	774	833	(7.1%)
Pay to basic ratio (%)	52.3	57.5	(5.1pp)	(1.3pp)	52.3	57.5	(5.1pp)
Cable broadband accesses ('000)	348	305	14.1%	2.0%	348	305	14.1%
Cable broadband net additions ('000)	7	21	(67.9%)	(24.3%)	43	75	(42.7%)
Blended ARPU (Euro)	27.5	25.9	6.1%	(2.9%)	27.6	25.4	8.5%

(1) As a result of a database cleanup in the second quarter of 2005, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 2Q05, 1Q05 and 4Q04 was 1,465 thousand, 1,456 thousand and 1,449 thousand respectively. The adjusted number of cable broadband customers at the end of 2Q05, 1Q05 and 4Q04 was 333 thousand, 319 thousand and 305 thousand, respectively. (2) These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. (3) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

Homes passed totalled 2,666 thousand at the end of 2005, of which 95.6% were bi-directional and therefore broadband enabled. In the fourth quarter of 2005, PTM continued to focus on expanding its cable network to areas of high population density adjoining existing cabled areas. This project was initiated in the third quarter of 2005 and will continue throughout 2006, with the number of homes passed expected to increase by approximately 300 thousand by year-end 2006.

Pay-TV customers totalled 1,479 thousand at the end of 2005 (1,090 thousand cable and 389 thousand DTH subscribers), accounting for approximately 42% of the TV households in Portugal. The decrease of 6 thousand customers in the total customer base is a result of customer disconnections performed at the end of the year related to a cleanup of databases namely due to bad debts, post migration to new systems after 10 years of operation. In addition, the evolution of the customer base in the fourth quarter of 2005 reflected the initial impact of the change in the encryption system of the DTH platform, as well as the switch-off of the premium services analogue signal in certain cabled areas.

Broadband customers (Netcabo) rose by 14.1% y.o.y in the fourth quarter of 2005 to 348 thousand. Approximately 7 thousand Netcabo customers were added in the fourth quarter of 2005, with the penetration of the Internet service among cable TV subscribers increasing to 32.0% at the end of 2005, which compares with 28.6% in the previous year. Notwithstanding the success of the prepaid product during 2005, the weight of broadband customers with speeds of 2Mbps or higher was over 50% of the residential customer base at the end of December 2005. In order to increase customer loyalty, PTM has recently increased download traffic capacities in all its services (in the Netcabo256, international download capacity increased from 300 Mbps to 1Gbps, and in the Netcabo 4 Mega and Netcabo 8 Mega it increased to 30 Gbps), making PTM’s offer one of the most competitive in the Portuguese market.

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In the fourth quarter of 2005, the Pay-TV business continued with the digitalisation programme, with total digital set top boxes reaching 508 thousand at the end of the year. In areas where premium analogue signal has already been switched-off, PTM has experienced an increase of between two to six times in the sale of premium content. The initial take-up of the 65 channels digital TV offering (Funtastic Life), which was launched in May 2005, has been strong, with total customers reaching 160 thousand at the end of December 2005.

The number of premium subscriptions decreased by 7.1% y.o.y to 774 thousand at the end of 2005, equivalent to a pay to basic ratio of 52.3% . The decrease in premium subscriptions reflected primarily weaker macroeconomic conditions. Sport TV continued to be the main premium content sold with 417 thousand customers.

Blended ARPU of the Pay-TV and cable Internet business increased by 6.1% y.o.y to Euro 27.5 in the fourth quarter of 2005, reflecting the higher penetration of broadband services and the digital package.

Following recent positive outcome of tests performed on VoIP technology, PTM intends to launch a VoIP offer in the late third quarter of 2006, subject to receiving the necessary regulatory approvals.

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12 Other International Investments

Table 32 _ Financial Highlights of Main Assets in Africa and Asia (2005) (1) (2)							million
	Stake	Revenues local	y.o.y	EBITDA local	y.o.y	Margin	Revenues Euro	EBITDA Euro

Médi Télécom	32.18%	4,315.8	20.2%	1,735.9	2.1%	40.2%	392.0	157.7
Unitel	25.00%	445.0	81.1%	308.0	91.9%	69.2%	357.4	247.4
CTM	28.00%	1,895.1	13.7%	800.9	10.3%	42.3%	190.0	80.3
CVT	40.00%	6,094.7	7.3%	3,505.9	0.4%	57.5%	55.3	31.8
Timor Telecom	41.12%	17.2	4.3%	5.5	(18.7%)	32.0%	13.9	4.4
CST	51.00%	109,609.0	10.6%	38,823.0	10.6%	35.4%	8.3	2.9

(1) All information in local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT, Unitel and Timor Telecom.

In 2005, Médi Télécom revenues grew by 20.2% y.o.y to MAD 4,316 million, while EBITDA increased by 2.1% y.o.y to MAD 1,736 million. The total customer base increased by 37.5% y.o.y to 4,034 thousand, with net additions in 2005 totalling 1,100 thousand. MOU decreased by 10.9% y.o.y in 2005, reaching 60 minutes. ARPU totalled MAD 102 in 2005, a decrease of 20.9% over last year, due to the increase in the subscriber base.

Unitel’s revenues and EBITDA grew by 81.1% and 91.9% y.o.y respectively in 2005, underpinned by a strong growth in the subscriber base. Net additions totalled 657 thousand in 2005, with the total customer base reaching 1,198 thousand at the end of 2005, an increase of 121.4% over last year. Unitel’s MOU decreased by 23.5% y.o.y in 2005 to 174 minutes, due to the increase in the customer base. ARPU totalled USD 45.6 in 2005, a decrease of 26.8%, primarily as a result of the strong growth in the customer base.

CTM’s revenues increased by 13.7% y.o.y to MOP 1,895 million in 2005, as a result of the increase in the number of mobile and broadband customers. EBITDA improved 10.3% y.o.y, underpinned by top line growth. In the mobile division, CTM’s ARPU reached MOP 220 in 2005, a decrease of 7.2% y.o.y, primarily as a result of increased competition and the growth in the prepaid segment.

In Cabo Verde, CVT’s revenues and EBITDA increased by 7.3% and 0.4% y.o.y respectively in 2005. In the wireline division, main lines fell by 2.8% y.o.y in 2005, to 71 thousand, while in the mobile division customers increased by 24.2% y.o.y to 82 thousand. MOU reached 81 minutes, a decrease of 1.4% y.o.y in 2005. Mobile ARPU in 2005, was CVE 2,443 a decrease of 9.4% y.o.y on the back of the growth in the customer base.

In East Timor, Timor Telecom’s revenues increased by 4.3% y.o.y to USD 17 million mainly as a result of the increase in the number of mobile customers. EBITDA decreased by 18.7% y.o.y as a consequence of the increase of support services and provisions. In the mobile division, Timor Telecom added 7,350 customers to 33,072 at the end of 2005. MOU decreased by 14.5% y.o.y, reaching 97 minutes, as a consequence of the increase of the customer base. Mobile ARPU was USD 35, a decrease of 16.5% y.o.y over last year.

In São Tomé e Príncipe, CST’s revenues increased by 10.1% y.o.y to STD 109,609 million in 2005, and the EBITDA grew by 10.6% y.o.y to STD 38,823 million. In the mobile division, CST added 4,208 customers in 2005, bringing the total number of customers to 11,953 at the end of 2005. MOU decreased by 12.8% y.o.y in 2005, reaching 86 minutes, as a result of the growth in the subscriber base. ARPU was STD 376 thousand in 2005, a decrease of 3.9% over last year.

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13 Fourth Quarter Key Events and Recent Developments

Share Capital

>	On 21 December 2005, PT reduced its share capital from Euro 1,166,485,050 to Euro 1,128,856,500, through the cancellation 37,628,550 treasury shares that were purchased during 2005. The number of treasury shares cancelled was equivalent to 3.0% of the initial share capital prior to the 7.0% cancellation in December 2004, thus completing the 10% share buyback announced in September 2003.

Debt

>	On 7 February 2006, Moody’s and Standard & Poor’s placed their ratings for PT under review for possible downgrade following the announcement of an unsolicited offer for all of PT’s outstanding shares and convertible bonds by Sonaecom. Moody’s and Standard & Poor’s ratings for PT are currently A3 and A- respectively.

Assets Disposals

>	On 25 November 2005, PT concluded the sale of its 100% stake in PrimeSys in Brazil to Embratel for R$ 251 million, as announced on 5 August 2005. The total consideration for PT amounted to R$ 261 million (Euro 100 million), including the cash in from a share capital reduction in PrimeSys.

>	On 16 December 2005, PT sold a 16.0% stake in UOL in Brazil for R$ 201 million (35 million UOL shares at a price of R$ 18 per share) in the company’s IPO.

Corporate Restructuring

>	On 5 December 2005, PT announced that the Boards of Directors of TCP, TCO, TSD, TLE and CRTPart approved the proposal to carry out a corporate restructuring. This Vivo restructuring will consist of the merger of shares of TCO into TCP and the merger of TSD, TLE and CRTPart into TCP, which was renamed Vivo Participações S.A. As a consequence of such restructuring, shareholders of TCO, TSD, TLE and CRTPart will receive shares of TCP, in accordance with the following exchange ratios: 3.0830 new shares or ADS of TCP for every 1 share or ADS of TCO, 3.2879 new shares or ADS of TCP for every 1 share or ADS of TSD, 3.8998 new shares or ADS of TCP for every 1 share or ADS of TLE, and 7.0294 new shares of TCP for every 1 share of CRTPart.

>	On 22 February 2006, the shareholders of TCP, TCO, TSD, TLE and CRTPart approved this corporate restructuring at their respective shareholder meetings.

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Board of Directors

>	On 29 December 2005, PT announced that Henrique Granadeiro and Rodrigo Costa were appointed by the Board of Directors to PT’s Executive Committee, which will be thereafter composed by seven members. Rodrigo Costa’s appointment to the Executive Committee followed his appointment to PT’s Board of Directors.

>	On 6 January 2006, PT announced that Miguel Horta e Costa, Group CEO, reallocated certain responsibilities within the Executive Committee. Henrique Granadeiro was appointed responsible for the human resources of the group, as well as overseeing, in collaboration with the CEO, the areas of strategy and regulation. In addition to his current responsibilities, Zeinal Bava was appointed to manage the domestic mobile division (TMN)and left his position as Vice-President of the wireline division responsible for retail. Rodrigo Costa was appointed responsible for the wireline division.

>	On 6 February 2006, PT announced that Jorge Maria Bleck resigned as a non-executive member of the company’s Board of Directors.

>	On 20 February 2006, PT announced that Peter Golob resigned as a non-executive member of the company’s Board of Directors.

Tender Offer

>	On 7 February 2006, PT was informed that Sonaecom made a preliminary announcement of its intention to launch an unsolicited offer for a controlling stake of PT.

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14 Major Holdings

Table 33 _ Major Holdings
Company	Country	Business	Equity participation	Consolidation method

Wireline	Portugal	Wireline	100.00%	Full consolidation
TMN	Portugal	Mobile	100.00%	Full consolidation
Brasilcel (Vivo)	Brazil	Mobile	50.00%	Proportionate consolidation
TCP	Brazil	Mobile	66.10%
TCO Celular	Brazil	Mobile	52.47%
Global Telecom	Brazil	Mobile	100.00%
Tele Sudeste Celular	Brazil	Mobile	91.03%
Celular CRT	Brazil	Mobile	68.77%
Tele Leste Celular	Brazil	Mobile	50.67%
PT Multimedia (1)	Portugal	Multimedia	58.43%	Full consolidation
CTM	Macau	Wireline/mobile	28.00%	Equity method
Médi Télécom	Morocco	Mobile	32.18%	Equity method
CVT	Cape Verde	Wireline/mobile	40.00%	Full consolidation
Unitel	Angola	Mobile	25.00%	Equity method
Timor Telecom	EastTimor	Wireline/mobile	41.12%	Full consolidation
CST	São Tomé e Príncipe	Wireline/mobile	51.00%	Full consolidation
UOL	Brazil	ISP	29.00%	Equity method

(1) As at 31 December 2005, PT had access to an additional 9.9% of PTM's share capital through equity swap contracts.

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15 Basis of Presentation

Application of International Financial Reporting Standards

Portugal Telecom has adopted International Financial Reporting Standards (“IFRS”) in 2005 and in accordance with IFRS 1 – “First-Time Adoption of International Financial Reporting Standards” has used 1 January 2004 to compute all transition adjustments using the retrospective method, excluding some exceptions permitted by IFRS 1. Before the adoption of IFRS, PT’s financial statements were prepared in accordance with Portuguese Generally Accepted Accounting Principals (PGAAP).

Following the adoption of IFRS and in accordance with an amendment to IAS 19 effective in November 2005, PT has changed the accounting policy regarding the recognition of all actuarial gains and losses, which are now recognised directly in shareholders’ equity. Previously, actuarial gains and losses were deferred and amortised in the income statement, under the caption PRBs, during the average working life of active employees. The new policy is in line with the recently revised accounting standard on post retirement benefits, which is currently considered the best practice in accounting treatment of this matter.

Main differences between IFRS and PGAAP

1. Dismantling and removal obligations
Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if its value could be reliably estimated and the cash out flow is likely. Under PGAAP, those liabilities should be recognised when the cost is incurred.

2. Sale and Lease Back transactions
PT has entered into Qualified Technological Equipment Transactions over certain of its telecommunications equipment and into sale and lease back transactions with respect to certain of its buildings, and received up-front fees to enter in those transactions. Under IFRS, all gains obtained with the sale of the equipment should be recognised over the lease period, the assets should not be derecognised of the balance sheet and all special purpose vehicles (“SPV”) should be consolidated by the entities that substantially obtained all the economic benefits of the transaction. Under PGAAP, gains were recognised in net income when obtained, for certain transactions the assets were derecognised of the balance sheet and the SPV’s were not consolidated.

3. Post retirement benefits
Under IFRS, and considering the provisions of IFRS 1 and the amendment to IAS 19 effective in November 2005, PT has adopted the following accounting procedures: (1) the recognition of actuarial gains and losses directly in shareholders’ equity under the caption “Statement of Recognised Income and Expenses”, and (2) the amortisation of the transition obligation over a period of five years (which ended in 2002). Under PGAAP, all actuarial gains and losses and the transition obligation are amortised over the net income during the average working life of employees.

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4. Profit sharing and bonus plans
Under IFRS, the costs incurred with profit sharing plans, including the deliver of PT shares to employees is recognised at fair value in the income statement when the obligation is assumed. Under PGAAP, this cost is recognised directly in shareholders’ equity when the distribution of shares occurs.

5. Provisions for restructuring
Under IFRS, provisions for restructuring can only be recognised when certain criteria established by IAS 37 are met, namely the existence of a plan approved by management, the ability to reasonably measure the obligation and the likelihood of a cash outflow, among others. Under PGAAP, the recognition of provision is subject to less stringent criteria.

6. Amortisation of goodwill
Under IFRS, goodwill recognised in the acquisition of financial investments is not amortised, being subject to periodic impairment tests. Under PGAAP, goodwill is amortised through income, although being also subject to periodic impairment tests. IFRS 1 established that the transition date for the application of this rule is 1 January 2004.

7. Amortisation of telecommunication licenses
Under IFRS, telecommunication licenses are amortised on a straight line basis during their useful lives. Under PGAAP permits the use of different amortisation methodologies, in line with the expected benefits obtained from the use of the license.

8. Purchase price allocation
Under IFRS, the purchase price should be allocated to the fair value of the assets and liabilities acquired, to identifiable unrecognised intangible assets, and the remaining portion to goodwill. Under PGAAP, the excess amount of the proportional net assets acquired does not need to be allocated to identifiable unrecognised intangible assets and is usually allocated to goodwill. PT used the exception of IRFS 1, and has only applied this rule to business combinations entered after 1 January 2004.

9. Start-up expenses and research and development
Under IFRS, start-up expenses are recognised when incurred. Under PGAAP, star-up expenses are recognised as an intangible asset and are amortised on a straight line basis. Under IFRS, expenses related to the research phase should be recognised when incurred, and development expenses can be recognised as an intangible (if any future benefit is expected) and amortised on a straight line basis during the period benefits are expected to occur. Under PGAAP, research and development expenses are recognised as an intangible asset and are amortised on a straight line basis if any future benefit is expected to occur.

10. Deferred costs
Under IFRS, deferred costs related to training, marketing and publicity, and maintenance and repairs are recognised when incurred. Under PGAAP, certain of these costs can be deferred and amortised on a straight line basis, if any future benefit is expected to occur.

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11. Subscriber Acquisition Costs (SAC)
Under IFRS, SAC can be recognised in net income when incurred or alternatively can be recognised as an intangible asset and amortised over the expected life of the customer, if it is possible to allocate the SAC to each customer. PT opted to recognise SAC when incurred, which differs from its previous PGAAP policy of deferring SAC.

12. Financial instruments
Under IFRS, financial instruments are measured at fair value with the change in the fair value being recognised either in net income or shareholders’ equity, depending on the possibility of applying hedge accounting according to the rules of IAS 39. Under PGAAP, changes in the fair value of financial instruments that are clearly identified as held for sale are recognised in the income statement.

13. Equity swaps on treasury shares
Under IFRS, equity swaps on treasury shares contracted by PT comply with the requirements of IAS 32 to be recognised as a liability related with the acquisition of treasury shares. Under PGAAP, a provision is recognised in the income statement, if the fair value of the equity swaps is negative.

14. Exchangeable bonds
Under IFRS, exchangeable bonds are initially recognised in two components: (1) the present value of the liability, and (2) the market value of the exchange option in shareholders’ equity. The liability is subsequently measured at amortised cost. Under PGAAP, exchangeable bonds are recognised as a liability until the maturity date.

15. Revenue recognition
Under IFRS, revenues from the sale of certain bundling products/services should be split between all of their components and recognised in accordance with the criteria defined for each component. Under PGAAP, revenues from bundling products/services are recognised when the sale of those bundled products/services occurs.

16. Financial investments (available for sale)
Under IFRS, financial investments classified as available for sale should be measured at fair value and the change in fair value recognised in shareholders’ equity; on the disposal of the investment, all accumulated changes in the fair value should be allocated to net income. Under PGAAP, the financial investments are recognised at the lower of acquisition cost or market value, and the related adjustments are recorded in the income statement.

17. Reclassifications
Under IFRS, certain reclassifications were made to the financial statements under PGAAP. The major reclassifications were as follows:
> Provisions for financial investments were deducted from the correspondent asset;
> Provisions for tangible and intangible assets were deducted from the correspondent asset;
> Investment subsidies not yet recognised in the income were deducted from the value of the correspondent asset;
> Certain revenues are recognised gross of the related costs;
> Goodwill generated in the acquisition of associated companies was recognised as a financial investment.

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Table 34 _ Net Income Reconciliation	Euro million
2004

Net income according with Portuguese GAAP	500.1
Dismantling and removal obligations (1)	(1.5)
Sale and lease back transactions (2)	(1.6)
Post retirement benefits (3)	60.4
Profit sharing and bonus plans (4)	(4.5)
Provisions for restructuring (5)	(2.0)
Amortisation of Goodwill (6)	88.5
Amortisation of telecommunications licenses (7)	(17.9)
Purchase price allocation (8)	(0.8)
Start-up expenses and research and development (9)	1.6
Deferred costs (10)	2.4
Subscriber acquisition costs (11)	5.8
Financial instruments (12)	4.5
Equity swaps on own shares (13)	(8.2)
Exchangeable bonds (14)	(4.0)
Revenue recognition (15)	0.4

Net income according with IFRS	623.2

Table 35 _ Shareholders’ Equity Reconciliation	Euro million
31 December 2004

Equity before MI under PGAAP	2,704.8
Dismantling and removal obligations (1)	(20.3)
Sale and lease back transactions (2)	(37.7)
Post retirement benefits (3)	(765.4)
Provisions for restructuring (5)	4.2
Amortisation of goodwill (6)	84.6
Amortisation of telecommunication licenses (7)	(58.0)
Purchase price allocation (8)	(0.8)
Start-up expenses and research and development (9)	(24.1)
Deferred costs (10)	(5.4)
Subscriber acquisition costs (11)	(18.4)
Financial instruments (12)	12.9
Equity swaps on own shares (13)	(189.8)
Exchangeable bonds (14)	3.4
Revenue recognition (15)	(6.5)
Financial investments (16)	2.9

Equity before MI under IFRS	1,686.5

Portugal Telecom | Full Year _ 2005	48 / 49

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 7 March 2006
Time: 16:00 (Portugal/UK), 17:00 (CET), 11:00 (US/NY)
Telephones numbers
Outside US: +1 201 689 8261
US and Canada: 877 869 3847

If you are unable to attend the conference call a replay will be available for one week through the following numbers:
Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 194954)
US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 194954)

Contacts

Zeinal Bava
Chief Financial Officer
zeinal.bava@telecom.pt

Francisco Nunes
Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego
Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

Portugal Telecom | Full Year _ 2005	49 / 49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 06, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.